TOTAL NUMBER OF SEQUENTIAL PAGES 59
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 3

                                                              File No:333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                   For the three-month period ending March 31,
                                      2003.

                             COCA-COLA EMBONOR S.A.
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                    (Address of principal executive offices)


                       Indicate by check mark whether the
                          registrant files or will file
                          annual reports under cover of
                               form 20-F or 40-F:

                          Form 20-F x - Form 40-F ___

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x

ITEM 1. Filing of financial results with the Superintendencia de Valores y Seguros.

          On April 15, 2003, Registrant filed with the Superintendencia de Valores y Seguros, Santiago, Chile, its Ficha Estadistica Codificada Uniforme containing its results of financial operations for the period ended March 31, 2003.
          Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1

ITEM 2.   Exhibits

             Exhibit No.        Description
------------------------        -----------

    Page Number
    -----------
                99.1            Translation of Ficha Estadistica Codificada
                                Uniforme
    -5-

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)


Date: August 4, 2003.                           By:

                                                /s/ Roger Ford
                                                ----------------------
                                                Roger Ford
                                                Chief Financial Officer

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of March 31,


Assets                                        2003                2002
Current Assets                                TCH$                TCH$
   Cash                                         6.685.882          5.431.405
   Time deposits                                4.605.635         16.398.276
   Marketable securities (net)                 11.554.771          6.336.214
   Sales receivables (net)                     11.964.718         11.881.736
   Documents receivables (net)                  4.514.877          5.133.961
   Sundry receivables (net)                     2.429.261          2.551.727
   Documents and accounts receivable
   from related companies                         458.049            323.693
   Inventory (net)                             11.676.491          9.886.307
   Recoverable taxes                            1.029.371          4.057.004
   Prepaid expenses                             5.704.046          3.693.937
   Deferred taxes                                 918.988            367.148
   Other current assets                        10.128.657          4.598.096
                                           ----------------  ------------------
      Total current assets                     71.670.746         70.659.504
                                           ----------------  ------------------

Property, Plant and Equipment
   Land                                        14.190.960         13.458.839
   Construction and infrastructure             49.475.210         47.149.320
   Machinery and equipment                    122.198.094        117.426.483
   Other fixed assets                         152.520.197        139.463.375
   Technical reappraisal of property,
   plant and equipment                          1.867.892          1.874.783
   Depreciation (less)                      (162.764.874)      (144.448.549)
                                           ----------------  ------------------
      Total property, plant and equipment     177.487.479        174.924.251
                                           ----------------  ------------------

Other assets
   Investment in related companies              1.427.817          1.630.716
   Investment in other companies                  122.839            115.140
   Goodwill                                   290.227.766        302.226.018
   Negative goodwill, net                       (865.498)           -
   Long-term receivables                          195.759            255.020
   Intangibles                                 24.613.256         22.022.617
   Amortization (less)                        (7.031.412)        (5.414.492)
   Other                                        8.312.385          9.987.838
                                           ----------------  ------------------
      Total other assets                      317.002.912        330.822.857
                                           ----------------  ------------------
      Total assets                            566.161.137        576.406.612
                                           ----------------  ------------------

                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                        5

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of March 31,


                                                 2003              2002
Liabilities                                      TCH$              TCH$
   Current liabilities
   Current portion of bank liabilities                2.188           749.198
   Current portion of long-term
   bank liabilities                              18.140.563        16.099.359
   Bonds - short-term portion                    19.801.397         1.316.070
   Accounts payable                              12.134.171        11.907.408
   Documents payable                              1.468.198         1.426.654
   Sundries payable                               1.519.952         1.808.188
   Documents and accounts payable
   to related companies                           5.456.670         3.997.197
   Provisions                                     7.551.195         7.342.697
   Withholdings                                   4.509.883         4.382.822
   Other current liabilities                        718.328           151.603
                                             -----------------  ---------------
      Total current liabilities                  71.302.545        49.181.196
                                             -----------------  ---------------

Long-term liabilities
   Long-term bank liabilities                    63.221.241        44.072.712
   Long-term bonds                              134.217.696       176.168.758
   Long-term provisions                           2.131.556         1.726.282
   Long-term deferred taxes                       7.532.003         9.691.130
   Other long-term liabilities                    8.299.684         8.229.659
                                             -----------------  ---------------
      Total long-term liabilities               215.402.180       239.888.541
                                             -----------------  ---------------

Minority Interest                                54.008.684        51.501.401
                                             -----------------  ---------------

Equity
   Paid-in capital                              223.566.611       225.303.051
   Capital revaluation reserve                    1.117.833         (901.212)
   Premium on the sale of treasury stock         20.968.977        20.942.603
   Other reserves                                 6.719.837         4.862.587
   Retained earnings                           (26.925.530)      (14.371.555)
          Accrued profit                        -                  -
          Accrued loss (less)                  (26.668.175)      (10.099.995)
          Fiscal year profit (loss)               (257.355)       (4.271.560)
                                             -----------------  ---------------
      Total equity                              225.447.728       235.835.474
                                             -----------------  ---------------
      Total liabilities and equity              566.161.137       576.406.612
                                             -----------------  ---------------


                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                        6

Coca-Cola Embonor S.A. and Subsidiaries
Consolidated Statements of Income
for the years ending March 31,
                                                  2003              2002
 Operating Income (loss)                          TCH$              TCH$
    Operating revenue                            64.755.975         64.530.047
    Operating costs (less)                      (39.501.866)       (38.348.249)
                                                --------------   --------------
       Operating margin                           25.254.109         26.181.798
    Selling and Administration Expenses         (18.566.833)       (18.100.662)
                                                --------------   --------------
       Operating income (loss)                     6.687.276          8.081.136
                                                --------------   --------------

 Non-operating Income (loss)
    Financial income                               2.602.401            328.639
    Profit on investment in related
    companies (less)                                  81.712         -
    Other non-operating income                       312.542            426.189
    Loss on investment in related
         companies (less)                          -                   (35.564)
    Goodwill amortization (less)                 (4.549.134)        (4.456.161)
    Financial expenses (less)                    (4.232.024)        (4.944.223)
    Other non-operating expenses (less)          (1.256.091)        (2.722.366)
    Price-level restatement                          193.808             53.440
    Exchange differentials                         (170.942)          (188.740)
                                                --------------   --------------
       Non-operating profit (loss)               (7.017.728)       (11.538.786)
                                                --------------   --------------

       Income before tax and extraordinary items   (330.452)        (3.457.650)
    Income tax                                       398.506        (1.000.227)
    Extraordinary items                            -                    269.880
                                                --------------   --------------
       Profit (loss) before minority interest         68.054        (4.187.997)
    Minority Interest                              (336.698)           (83.563)
                                                --------------   --------------
       Net Profit (loss)                           (268.644)        (4.271.560)
    Amortization of negative goodwill                 11.289         -
                                                --------------   --------------
       Profit (loss) in the fiscal year            (257.355)        (4.271.560)
                                                --------------   --------------

                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                        7

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the years ending March 31,

                                                      2003          2002
  Cash flow from operating activities:                TCH$          TCH$
     Collection of sales receivables                  85.213.117    89.662.883
     Financial income received                         1.714.588       325.336
     Other income received                             1.617.923     1.027.406
     Payments to suppliers and employees (less)     (69.700.930)   68.494.719)
     Interest paid (less)                            (8.050.905)   (7.955.156)
     Income tax paid (less)                            (271.312)     (266.734)
     Other expenses paid (less)                        (526.143)     (400.693)
     VAT and other similar taxes paid (less)         (8.205.779)   12.358.366)
                                                    -------------  ------------
        Cash flow from operating activities            1.790.559     1.539.957
                                                    -------------  ------------

  Inflow from Finance Activities:
     Loans secured                                        69.573       781.283
     Other sources of financing                        2.098.074       219.216
     Bond payments (less)                              (170.023)      -
     Other disbursements for financing (less)            (1.097)      -
                                                    -------------  ------------
        Cash flows from financing activities           1.996.527     1.000.499
                                                    -------------  ------------

  Cash flows from Investment Activities:
     Sales of property, plant and equipment              122.280       140.319
     Collection of loans to related companies             49.406     -
     Additions to property, plant
     and equipment (less)                            (3.303.570)   (3.220.388)
     Long-term investments                              (11.807)     -
     Other loans to related companies                  -             (185.487)
     Other investment disbursements (less)              (25.601)      (27.064)
                                                    -------------  ------------
        Cash flows from investment activities        (3.169.292)   (3.292.620)
                                                    -------------  ------------
        Total net cash flows for the period              617.794     (752.164)
                                                    -------------  ------------
  Effect of inflation on cash and cash equivalents       366.992       375.362
                                                    -------------  ------------
  Net change in cash and cash equivalents                984.786     (376.802)
  Initial balance of cash and cash equivalents        26.251.943    28.542.697
                                                    -------------  ------------
  Ending balance of cash and cash equivalents         27.236.729    28.165.895
                                                    -------------  ------------

                       The attached notes 1 to 38 form an
                   Integral part of these financial statements
                                        8

                                                                             2003                   2002
    Reconciliation of Net Inflow from Operating                              TCH$                   TCH$
       Activities to Fiscal Year Income
    Net loss                                                                    (257.355)           (4.271.560)

    Income from asset sales:
       (Profit) loss on sale of property, plant and equipment                    (67.427)              (24.835)
       (Profit) loss on sale of investment
       (Profit) loss on sale of other assets
    Charges (credits) against income not representing cash flow:
       Depreciation for the year                                                4.986.494             4.917.740
       Amortization of intangibles                                                309.552               276.863
       Write-offs and provisions                                                  528.307               492.621
       Profit accrued on investments in related companies                        (81.712)             -
       Loss accrued on investments in related companies                        -                         35.564
       Amortization of goodwill                                                 4.549.134             4.456.161
       Amortization of negative goodwill                                         (11.289)             -
       Net price-level restatement                                              (193.808)              (53.440)
       Foreign exchange differential                                              170.942               188.740
       Other credits to income not representing cash flows                      (734.388)             (187.532)
       Other charges to income not representing cash flows                        762.009               464.949
    Variation in assets affecting cash flows:
       (Increase) decrease in sales receivables                                 3.746.697              6.422.022
       (Increase) decrease in inventory                                         1.945.426                628.298
       (Increase) decrease in other assets                                    (2.467.281)            (2.286.188)

    Variation in liabilities affecting cash flows:
       (Increase) decrease in accounts payable relating to
          operating income                                                    (8.168.173)           (8.100.559)
       (Increase) decrease in interest payable                                 -                      -
       Net (Increase) decrease in income tax payable                                8.685              (49.683)
       Increase (decrease) in other accounts payable in
          relation to non-operating income                                    (5.029.944)           (2.465.214)
       VAT and other similar taxes payable (net)                                1.457.992             1.012.447
       (Profit) loss on minority interest                                         336.698                83.563
                                                                      ---------------------   --------------------
          Net cash flows from Operating Activities                              1.790.559             1.539.957
                                                                      ---------------------   --------------------



                       The attached notes 1 to 38 form an
                   Integral part of these financial statements
                                        9

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

1.   Registration in the Securities Registry:

The Parent Company, Coca-Cola Embonor S.A., is an open corporation registered under No. 622 in the Securities Registry and is regulated by the Superintendency of Securities and Insurance. The Company's shares were registered on September 25, 1997 and listed on the Santiago Stock Exchange on December 1, 1997, where they are currently traded. A Special Shareholders Meeting approved a change in the corporate name on April 27, 2000 from Embotelladora Arica S.A. to Coca-Cola Embonor S.A.

2.   Accounting Principles:

a) Accounting period:

The consolidated financial statements cover the period from January 1 to March 31, 2003 and 2002.

b) Basis for preparation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles of Chile, and specific guidelines issued by the Superintendency of Securities and Insurance ("SVS"), (together "Chilean GAAP"). The specific provisions on corporations contained in Law 18.046 and the regulations thereto have also been taken into account.

c) Basis for presentation:

The financial statements and amounts indicated in the notes as of March 31, 2002 have been adjusted for comparison purposes by the percentage change of 3.8% in the Consumer Price Index.

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the current year presentation (recoverable taxes and other assets).

d) Basis for consolidation:

The consolidation of the financial statements includes Coca-Cola Embonor S.A. and its Subsidiaries where the shareholdings and/or interests are greater than or equal to 50% of equity, either directly or indirectly.

For consolidation purposes, as of March 31, 2003, the financial statements of Inversora Los Andes S.A., and Sociedad de Cartera del Pacifico S.R.L. have been expressed in Chilean pesos according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association, which determined that the financial statements of foreign companies must be adjusted to generally accepted accounting principles of Chile and converted into Chilean pesos.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

All intercompany transactions and balances have been eliminated in the consolidation.

The consolidated financial statements as of March 31, 2003 and 2002 include the following subsidiaries:

     Taxpayer ID No.               Company Name                                          Percentage interest
                                                                        ----------------------------------------------------
                                                                                          2003                       2002
                                                                        ---------------------------------------- -----------
                                                                           Direct      Indirect       Total         Total
                                                                             %            %             %             %
  Foreign              Inversora Los Andes S.A. and Subsidiaries             -         99.99987      99.99987     99.99987
  Foreign              Embotelladoras Bolivianas Unidas S.A.                 -         99.99897      99.99897     99.99897
  96.517.310-2         Embotelladora Iquique S.A.                         99.90000      -            99.90000     99.90000
  96.891.720-K         Embonor S.A.                                       99.84189      -            99.84189     99.84188
  Foreign              Embotelladora Arica Overseas                       61.59248     38.40751      99.99999     99.99999
  Foreign              Sociedad de Cartera del Pacifico S.R.L.               -         79.34191      79.34191     79.34191
  Foreign              Embotelladora Latinoamericana S.A.                    -         58.72516      58.72516     57.14205
  Foreign              Industrial Iquitos S.A.                               -         43.49138      43.49138     43.49138
  96.972.720-K         Embonor Holdings S.A.                              99.99999      -            99.99999     99.99999

e) Price-level restatement:

The financial statements of the Company have been price-level restated to reflect the effects of changes in the purchasing power of the currency during each year (note 24). The restatements were calculated using the official indexes of the National Statistics Bureau that show a change of 0.5% for the period December 1, 2002 to February 28, 2003 (-0.4% for the same period in the previous year). Furthermore, balances in income and expense accounts have been adjusted for inflation to express them at closing values.

f) Basis for conversion:

Balances in U.S. dollars, Unidades de Fomento ("UF") and in others currencies are converted to pesos at the exchange rate in effect at the close of each period, as indicated below:

                                       2003             2002
                                        $                 $
United States Dollar (US$1)          731.56             655.90
Unidades de Fomento (U.F.1)       16,783.60           16,197.66
Nuevos Soles (NS1)                   210.52              190.34
Bolivianos (BS1)                      96.26               93.17

g) Time deposits:

Time deposits are presented at investment values plus interest accrued through the close of the period, which have been credited against income.

(h) Marketable securities:

Marketable securities consist of investments in mutual funds, which are shown at their redemption value at the close of the period.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

i) Allowance for doubtful accounts:

As of March 31, 2003 and 2002, the Parent Company and its Subsidiaries established provisions for estimated uncollectible accounts shown deducted from the balance of sales receivable, documents receivable and miscellaneous receivables. They total TCH$ 3.025.899 (TCH$ 2.733.278 in 2002).

j) Inventory:

Inventories of raw materials and finished products are recorded at purchase price or at the production cost, and are price-level restated. Inventories do not exceed their estimated net realizable value.

k) Other current assets:

Other current assets include interests receivable under resale commitments, corresponding to the purchase of instruments or bearer securities that include the interest between the purchase price and the amount receivable upon resale as well and materials and spare parts at their adjusted cost.

l) Property, Plant and Equipment:

Property, plant and equipment are stated at their acquisition cost plus accumulated legal revaluations as of March 31, 2003 and 2002.

The higher value on the technical revaluation of fixed assets recorded in 1979 and 1994 is shown adjusted at the closing date. Depreciation is calculated on the adjusted value in terms of the useful life remaining of the revalued goods, using the straight-line method.

m) Depreciation of property, plant and equipment:

The depreciation of machinery and transport equipment has been calculated according to the real times of use of the assets. The charge due to depreciation for the fiscal year was determined by multiplying the rate in pesos, for each hour of use, by the real hours during the period. Depreciation of all other assets was calculated according to the straight-line method, based on the useful life of goods. The charge to income for depreciation was TCH$4.986.494 in 2003 (TCH$4.917.740 in 2002).

n) Bottles and cases:

Glass bottles and refillable plastic bottles and cases held in plants, warehouses and in the possession of third parties are presented in other fixed assets at cost plus price-level restatement. The corresponding depreciation is shown under accumulated depreciation. Bottles and cases that are broken or obsolete at the plants and warehouses are charged to expenses during the period, forming part of the fiscal year depreciation. Depreciation of the bottles and cases has been calculated using the straight-line method, based on their estimated useful life.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

o) Deposits for bottles and cases:

The estimated liability for returnable bottles and cases deposits is assessed on an annual inventory basis of bottles and cases in the possession of customers. They are valued at the average value of deposits received during the last five years for each type of bottle or case.

This liability is shown under the heading "Other long-term liabilities", considering that the bottles and cases placed in the market during a given operating period have historically exceeded the bottles and cases returned by customers during the same period.

p) Investments in Other Companies:

Investments in shares of other companies in which the Company does not have significant influence have been stated at cost plus price-level restatement.

q) Investments in related companies:

Investments in related companies includes the investments in Envases Central S.A. and Comptec S.A., valued in accordance with the equity method. The share in income of these related companies is included in the line "profit/loss on investment in related companies."

r) Goodwill and negative goodwill:

The lower value resulting from differences between the proportional equity value of investment and the value paid on the investment acquisition date has been charged to the goodwill account and is shown under the line other assets, net of the related amortization. Goodwill is amortized over twenty years, as provided by Circular No. 1358 of the SVS.

The Company has classified the proportion of the net equity of companies acquired in purchase transactions in excess of the acquisition cost as negative goodwill, which is presented net of amortization. Negative goodwill generated on acquisitions is amortized on a straight-line basis over five years, in accordance with Circular N(degree) 368 of the Superintendency of Securities and Insurance.

s) Intangibles:

Intangibles refer to trademarks that have been acquired, which are shown at adjusted cost, net of amortization, determined using the straight-line method on the basis of a useful life of 20 years.

t) Income Taxes and Deferred Taxes:

Income taxes are charged to results in the same period in which the income and expenses are recorded, and are calculated in accordance with current tax laws.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

Pursuant to Technical Bulletins No. 71 and 60 of the Chilean Accountants Association and Circular No. 1466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes originating in temporary differences, tax losses that imply a tax benefit and other events that create differences between the financial accounting and the tax basis.

Deferred taxes originating from these temporary differences that had accumulated at prior to the adoption of new rules as of January 1, 2000 year were recorded as assets and liabilities with a credit or charge, respectively, in complementary accounts. These latter are amortized against expenses for the year's income tax in a weighted average period of reversal. Such complementary accounts are presented against the corresponding assets and liabilities generated by such deferred taxes.

u) Bonds:

Bonds correspond to bonds to the order on the U.S. and Chilean markets that are appraised at the actual issue rate. The difference between the issue rate and the actual placement rate is recorded as a deferred asset and higher obligation. This asset is being amortized on a straight-line basis over the term of the obligation.

v) Staff Severance Indemnities:

The Parent Company and its subsidiary Embotelladora Iquique S.A. have not recorded any provision for severance indemnities because they have not stipulated all-events severance payment with their employees. However, in those cases where such payments have been made to employees, they are charged to results in the year the payment is made.

As of March 31, 2003 and 2002, Inversora Los Andes S.A. and Embonor S.A. established a provision for severance indemnities in accordance with their collective agreements with their employees. This liability is recorded at the present value of the accrued benefits, which were calculated by applying an annual rate of 11.5% (Inversora Los Andes) and 7.0% (Embonor S.A.) over an average remaining service period of 15 years.

Sociedad de Cartera del Pacifico S.R.L. and its subsidiary and Industrial Iquitos S.A. make advance severance indemnity payments every 6 months according to the laws of Peru. The provision is recorded against income as it accrues for the amount payable if the employee were to resign as of the date of the Financial Statements.

w) Operating income

Income is recognized when products are delivered and invoiced to customers. Costs and expenses are recognized as they accrue, regardless of the time of payment, and are registered in the periods to which they relate.

x) Vacation Provision:

The Parent Company and its subsidiaries provide for vacation benefits on an accrual basis.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


y) Statement of cash flow:

For the purposes of the preparation of the statement of cash flows, the Parent Company and Subsidiaries consider investments in time deposits and in fixed-income mutual fund units which expire within 90 days, to be cash equivalents.

The cash flows relating to the business of the Company, interest paid, interest received, dividends received and others not defined as investment cash flows or financing cash flows are recorded under "inflow originating from operating activities."

z) Financial risk hedging:

During 2003 and 2002, the Parent Company and subsidiaries entered into forward and swap agreements with financial institutions to hedge the cash flow risk originated in the payment of debts in foreign currency against exchange rate variations. Those financial risk hedging transactions conform with the stipulations in Technical Bulletin N(degree) 57 of the Chilean Accountants Associations.

3.   Changes in Accounting Principles

There were no changes in the accounting principles applied for the year ending March 31, 2003.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

4.     Time Deposits

Times deposits includes deposits in the following financial institutions:

                                                                Investment     Expiration   Interest     2003         2002
Institution                             Country     Currency       Date           Date       Rate        TCH$         TCH$
                                                                                               %
Banco de Credito del Peru               Peru       Dollars      31.03.2003     30.04.2003      1.10        358.464       -
Banco de Credito del Peru               Peru      New Soles     31.13.2003     03.04.2003      3.60        463.145       -
Banco InterBank                         Peru      New Soles     31.03.2003     03.04.2003      3.60         62.848       -
Banco InterBank                         Peru       Dollars      31.03.2003     03.04.2003      1.10        109.734       -
Banco InterBank                         Peru      New Soles     31.03.2003     03.04.2003      3.70        421.042       -
Banco Santander Central Hispano         Peru      New Soles     31.03.2003     03.04.2003      3.78        378.938       -
BankBoston                              Peru      New Soles     31.03.2003     03.04.2003      3.78        376.737       -
Citibank                                USA        Dollars      31.03.2003     30.04.2003      0.88      1.400.856       -
Banco de Credito e Inversiones          Chile      Persos       20.03.2003     06.05.2003      0.36      1.033.871       -
Banco de Credito e Inversiones          Chile      Dollars      14.02.2002     25.04.2002      1.88        -          4.372.550
Banco de Credito e Inversiones          Chile      Dollars      14.02.2002     25.04.2002      1.88        -          2.067.157
Banco de Credito del Peru               Peru       Dollars      27.03.2002     01.04.2002      1.50        -            251.905
Banco de Credito del Peru               Peru       Dollars      26.03.2002     01.04.2002      1.50        -            340.412
Banco de Credito del Peru               Peru       Dollars      15.03.2002     01.04.2002      1.63        -          2.723.298
Banco de Credito del Peru               Peru       Dollars      18.03.2002     01.04.2002      1.63        -            339.351
Banco Santander Central Hispano         Peru       Dollars      27.03.2002     01.04.2002      1.70        -            340.412
Banco Santander Central Hispano         Peru      New Soles     27.03.2002     01.04.2002      2.50        -             49.294
Citibank                                Peru       Dollars      27.03.2002     01.04.2002       2.50       -            414.896
BankBoston                              Peru      New Soles     27.03.2002     01.04.2002       2.50       -            751.244
Banco Continental                       Peru       Dollars      25.03.2002     01.04.2002       1.85       -            292.754
Banco Continental                       Peru       Dollars      07.03.2002     01.04.2002       1.82       -          3.987.025
Banco de Credito de Bolivia             Bolivia    Dollars      28.03.2002     28.04.2002       0.48       -                740
Citibank                                USA        Dollars      29.03.2002     01.04.2002       0.48       -            467.238
                                                                                                      ------------- ------------
Totals                                                                                                   4.605.635   16.398.276
                                                                                                      ------------- ------------



5.   Marketable Securities

Marketable securities are valued as described in Note 2(h) and are summarized as follows:

Instruments                                   Account value

                                         2003                2002
                                         TCH$                TCH$
Mutual fund units                        11.554.771          6.336.214
                                 ----------------------------------------
Totals                                   11.554.771          6.336.214
                                 ----------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Breakdown of mutual fund units as of March 31 is as follows:


Entity                            Unit value            Amount in       Amount         Amount
                                      $                    units         TCH$           TCH$
                                                                         2003           2002
Citibank Mutual Funds                     731.56        11.000.000       8.047.160        -
Citibank Mutual Funds                     731.56         1.000.000         731.560        -
Citibank Mutual Funds                     731.56           360.000         263.362        -
Citibank Mutual Funds                     731.56           500.000         365.780        -
Citibank Mutual Funds                     731.56         1.000.000         731.560        -
Citibank Mutual Funds                     731.56           500.000         365.780        -
Citibank Mutual Funds                     731.56         1.000.000         731.560        -
Citibank Mutual Funds                     731.56           120.303          88.009        -
Citibank Mutual Funds                     731.56           314.397         230.000        -
BCI Mutual Funds                          465.65          2.942,45        -              1.370.160
BCI Mutual Funds                      3.382,8025      1.160.681,85        -              3.926.358
BCI Mutual Funds                     17.116,1234       30.401,9664        -                520.364
BCI Mutual Funds                     17.116,1234       30.341,6928        -                519.332
                                                                    -------------------------------
Total                                                                   11.554.771       6.336.214
                                                                    -------------------------------


6. Short- and long-term receivables

Short- and long-term receivables are broken down as follows, including estimates of uncollectibles:

In thousands of chilean pesos

------------------------- ---------------------------------------------------------------------------------- -----------------
                                                Short-term receivables                                       Total Long-term
                                                                                                               Receivables
------------------------- ---------------------------------------------------------------------------------- -----------------
           Line                 Up to 90 days        More than 90 days and    Subtotal     Total short-term
                                                         out to 1 year                    receivables (net)
------------------------- ------------------------- ----------------------- ------------ ------------------- -----------------
                             2003         2002         2003         2002        2003       2003       2002      2003     2002
------------------------- ------------  ----------- ----------- ----------- ----------- ---------- ---------- -------- --------
Sales receivables          11.737.585   11.002.818    1.228.067     878.918  12.965.652 11.964.718 11.881.736    -        -
------------------------- ------------  ----------- ----------- ----------- ----------- ---------- ---------- -------- --------
Estimated uncollectibles     (38.455)     (53.775)    (962.479)   (999.440) (1.000.934)
------------------------- ------------  ----------- ----------- ----------- ----------- ---------- ---------- -------- --------
Documents receivable        4.336.228    4.883.098    1.697.558     250.863   6.033.786  4.514.877  5.133.961    -        -
------------------------- ------------  ----------- ----------- ----------- ----------- ---------- ---------- -------- --------
Estimated uncollectibles     (77.242)     (18.569)  (1.441.667) (1.200.387) (1.518.909)
------------------------- ------------  ----------- ----------- ----------- ----------- ---------- ---------- -------- --------
Sundry receivables          2.080.772    2.482.330     854.545       69.397   2.935.317  2.429.261  2.551.727  195.759  255.020
------------------------- ------------  ----------- ----------- ----------- ----------- ---------- ---------- -------- --------
Estimated uncollectibles        (754)    (112.880)   (505.302)    (348.227)   (506.056)
------------------------- ------------  ----------- ----------- ----------- ----------- ---------- ---------- -------- --------
Total                                                                                   18.908.856 19.567.424  195.759  255.020
--------------------------------------  ----------- ----------- ----------- ----------- ---------- ---------- -------- --------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


7. Balances and transactions with related companies:

Receivable and payable balances with related parties as of March 31, 2003 and 2002 are summarized follows:

a) Documents and accounts receivable:

  Taxpayer ID No.    Company                                  Short-Term                        Long-Term
                                                         2003            2002              2003           2002
                                                         TCH$            TCH$              TCH$           TCH$
   96.714.870-9      Coca Cola de Chile S.A.                331.687        158.953           -             -
   96.648.500-0      Vital S.A.                               5.950          4.422           -             -
   96.705.990-0      Envases Central S.A.                  -                14.707           -             -
      Foreign        Comptec S.A.                           120.412        145.611           -             -
                                                    ---------------- --------------    -------------- -------------
                     Totals                                 458.049        323.693           -             -
                                                    ---------------- --------------    -------------- -------------


b) Documents and accounts payable:

  Taxpayer ID No.    Company                                  Short-Term                        Long-Term
                                                    -------------------------------    ----------------------------
                                                         2003            2002              2003           2002
                                                         TCH$             TCH$              TCH$          TCH$
   96.714.870-9      Coca- Cola de Chile S.A.             2.878.195      2.367.813           -             -
   96.648.500-0      Vital S.A.                             642.986        664.943           -             -
   96.705.990-0      Envases Central S.A.                   621.942        494.422           -             -
      Foreign        Coca Cola Peru                       1.292.274        467.511           -             -
   81.752.100-2      Direnor S.A.                            21.273          2.508           -             -
                                                    ---------------- --------------    -------------- -------------
                     Totals                               5.456.670      3.997.197           -             -
                                                    ---------------- --------------    -------------- -------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


c) Transactions with related companies:

Transactions with related companies correspond to the purchase and sale of raw materials, products, bottles and cases, which were made at market prices and relate to the business of the related companies. Purchases are charged to operating costs and sales are credited to income. The terms of payment and collection of these transactions are similar to those stipulated with suppliers or customers in the industry.

The principal transactions with related parties were as follows during 2003 and 2002:

                                                                                     2003                       2002
                                                                           ------------------------- ---------------------------
Company                Taxpayer ID   Relationship    Transaction             Amount     Effect on      Amount      Effect on
                                                                                         results                     results
                                                                                         (charge)                    (charge)
                                                                                          credit                      credit

                                                                               TCH$         TCH$         TCH$          TCH$
Coca-Cola de Chile     96.714.870-9  Shareholder     Purchase of raw        (8.436.886)      -        (9.250.200)       -
S.A.                                                 materials

                                                     Sale of services            10.000      -             16.380       -

                                                     Sale of advertising        426.641      -            475.294       -

Coca-Cola  Peru          Foreign     Indirect        Purchase of raw        (2.552.364)      -        (1.258.612)       -
                                                     materials

                                                     Purchase of              (320.929)      -           (33.929)       -
                                                     advertising

                                                     Purchase of services      (35.942)      -           (24.632)       -

                                                     Sales of advertising       198.851      -            303.240       -

                                                     Sales of services            2.790       1.358         5.945         2.365

Vital S.A.             96.648.500-0  Common          Purchase of products   (1.936.748)      -        (1.370.779)       -
                                     Director

Envases Central S.A.   96.705.990-0  Affiliate       Purchase of products   (1.752.212)      -        (1.873.908)       -

Direnor S.A.           81.752.100-2  Common          Purchase of products      (15.182)      -            (5.767)       -
                                     Director

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


8.       Inventories

         Inventories, as described in Note 2(j), are summarized as follows:


                                           2003                  2002
                                           TCH$                  TCH$
Finished products                             2.691.047             2.373.673
Raw materials                                 7.049.513             5.420.372
Raw materials in transit                      1.120.741             1.380.176
Promotional and other products                  815.190               712.086
                                     -------------------    ------------------
       Total                                 11.676.491             9.886.307
                                     -------------------    ------------------


9. Income tax and deferred taxes:

In accordance with Circular No. 1466 of the SVS related to income taxes and deferred taxes, the Parent Company and its subsidiaries have recorded the following information as of March 31 2003 and 2002:

a) Income tax provision:

The Parent Company did not establish an income tax provision as it reported a loss for tax purposes. The balance of recoverable taxes, in the Parent Company and its subsidiaries amounting to TCH$1.029.371 in 2003 (TCH$4.057.004 in 2002) corresponds to provisional monthly payments made in excess of income tax, training expenses and tax benefits due to tax losses.

The Parent Company did not have taxable retained earnings from previous fiscal years and so has not provisioned for the respective income tax. The balance of recoverable taxes amounting to TCH$4.174 in 2003 (TCH$7.200 in 2002) corresponds to fiscal credits and training expenses.

The subsidiary Embonor S.A. did not establish an income tax provision as it reported a loss for tax purposes. The balance of recoverable taxes amounting to TCH$997.330 in 2003 (TCH$3.983.460 in 2002) corresponds to tax benefits for tax losses and training expenses.

The subsidiary Embotelladora Iquique S.A. did establish an income tax provision of TCH$10.203 in 2003 (TCH$ 796 in 2002). The balance of recoverable taxes in the amount of TCH$10.663 in 2003 (TCH$35.638 in 2002) corresponds to provisional monthly payments made in excess of income tax, and training expenses.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


For Inversora Los Andes S.A. and its subsidiary, according to Bolivian Law, the corporate profit tax is considered payment on account of transaction tax (calculated on net revenue) for the following fiscal year. In the case of Inversora Los Andes S.A. and its subsidiary, the transaction tax exceeds the profit tax, so no deferred tax must be recorded for the temporary differences existing between the book base and the tax base.

As of March 31, 2003 the transaction tax amounts to TCH$ 278.051 (TCH$ 257.730 in 2002).

The subsidiaries Sociedad de Cartera del Pacifico S.R.L. and its subsidiary, and Industrial Iquitos S.A., have not established any first-category income tax provision since they recorded a negative net taxable income for the period. The recoverable taxes of these subsidiaries amount to TCH$17.204 in 2003 (TCH$30.706 in 2002) and correspond to fiscal credits. The recoverable taxes in the long-term assets amount to TCH$ 2.663.876 in 2003 (TCH$2.398.655 in 2002). See
Note 15.

b) Taxable retained earnings:

The Parent Company has negative taxable retained earnings as of March 31, 2003 in the amount of TCH$56.592.421 that are summarized as follows:


                                                   2003
                                                   TCH$
         Without  credit                         (56.592.421)
         With a 15% credit                          -
                                             ------------------
         Total                                   (56.592.421)
                                             ------------------


         c)       Deferred Taxes:

Pursuant to Circular No. 1450 of the Superintendency of Securities and Insurance, as of March 31, 2003 and 2002 deferred taxes shall be recorded in the manner established in Technical Bulletins No. 60 and No. 71 of the Chilean Accountants Association.

As stipulated in Law No. 19,753 of September 28, 2001, an increase in the first category income tax was established from 15% to 16% for 2002, 16.5% for 2003 and 17% as from 2004.

As of March 31, 2003 and 2002, the accumulated balances of the temporary differences caused by deferred taxes are as follows:

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Description                                           2003                                              2002
                               --------------------------------------------------- -----------------------------------------------
                                    Deferred Asset          Deferred Liability         Deferred Asset        Deferred Liability
Temporary Differences           Short-Term    Long-Term   Short-Term   Long-Term   Short-Term   Long-Term  Short-Term  Long-Term
                                   TCH$         TCH$         TCH$        TCH$         TCH$        TCH$        TCH$        TCH$
Uncollectibles provision            224.496      395.846      -            -          216.211      343.256     -           -
Inventories                         862.481       -           -            -          945.455       -          -           -
Vacation provision                  178.623       -           -            -          196.975       -          -           -
Amortization of intangibles         -             -           -         5.718.416      -            -          -        5.535.796
Leasing assets                      -             -           -           633.598      -            -          -          632.715
Depreciation of fixed assets        -             -           -         9.284.793      -            -          -        5.162.828
Severance                           -             -           -           715.417      -            -          -          676.100
Revaluation of fixed assets         -             -           -         3.423.208      -            -          -        3.681.336
Obsolescence provision                7.974      141.232      -            -            6.340       55.334     -           -
Tax losses                          -          2.618.670      -            -           -         3.127.960     -           -
Other events                        289.423       -           84.598       33.527     355.326       -          -           -
                               ------------- ------------ ----------- ------------ ----------- ----------- ----------- -----------
Sub-total                         1.562.997    3.155.748      84.598   16.079.481   1.720.308    3.526.550     -       15.689.311
                               ------------- ------------ ----------- ------------ ----------- ----------- ----------- -----------
Net complementary accounts -
net of amortization               (559.411)       -           -       (5.391.730)  (1.353.160)      -          -       (2.471.631)
Valuation provision
                               ------------- ------------ ----------- ------------ ----------- ----------- ----------- -----------
       Total                      1.003.586    3.155.748      84.598   10.687.751     367.148    3.526.550     -       13.217.680
                               ------------- ------------ ----------- ------------ ----------- ----------- ----------- -----------


d) The income tax account as of March 31, 2003 and 2002 and the effect on income due to the recognition of deferred taxes and income tax are broken down as follows:

                                          ITEM                                                  2003             2002
                                                                                                TCH$             TCH$
Current tax expense (tax provision)                                                              (288.254)        (258.526)
Effect of deferred tax assets and liabilities in the fiscal year                                 (319.481)      (2.196.952)
Effect of amortization of deferred asset and liability complementary accounts
                                                                                                 1.006.241        1.456.154
Other charges                                                                                     -                   (903)
                                                                                           ---------------- ----------------
    Total                                                                                          398.506      (1.000.227)
                                                                                           ---------------- ----------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


10.      Other Current  Assets


Other current assets as of March 31, 2003 and 2002, as valued according to Note 2(k), include the following:


                                               Start        Amount       Currency        2003             2002
Institution                                     Date          M$                         TCH$             TCH$
Larrain Vial Corredores de Bolsa S.A.         12-03-03      4.383.500     Pesos         4.390.441          -
                                                                                     -------------    -------------
Total Investments                                                                       4.390.441          -
                                                                                     -------------    -------------

Spare parts and supplies                                                                5.738.216        4.598.096
                                                                                     -------------    -------------
Total other current assets                                                             10.128.657        4.598.096
                                                                                     -------------    -------------


11.  Property, plant and equipment


a)   Principal Concepts Included in Property, Plant and Equipment

Property, plant and equipment are composed principally of land, buildings and infrastructure, machinery and equipment, bottles and cases, advertising equipment and furniture and fixtures located at plants in Chile, Bolivia and Peru.

The machinery and equipment are comprised principally of production lines, carbonators, mixers, fillers, and sugar blending and treatment equipment, transportation vehicles, and computer equipment and systems.

Other fixed assets include furniture and fixtures, tools and advertising equipment and bottles and cases. These latter include returnable glass and plastic bottles, and plastic cases.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

b) Property, plant and equipment as of March 31, 2003 and 2002 are summarized as follows:

                                                                  2003                                   2002
                                                     Gross Value       Accumulated         Gross Value        Accumulated
                                                                      Depreciation                            Depreciation
                                                        TCH$             TCH$                  TCH$              TCH$
Land                                                    14.190.960         -                   13.458.839         -

Buildings and Infrastructure:
Buildings and Constructions                             48.693.819       11.618.853            46.510.660        10.080.256
Construction in progress                                   781.391         -                      638.660         -
                                                   ---------------- ----------------     ----------------- -----------------
                                     Subtotal           49.475.210       11.618.853            47.149.320        10.080.256
                                                   ---------------- ----------------     ----------------- -----------------

Machinery and Equipment:
Machines and Equipment                                 110.021.088       54.177.026           103.684.356        49.076.158
Transportation Equipment                                12.177.006       10.837.025            13.742.127        11.727.477
                                                   ---------------- ----------------     ----------------- -----------------
                                     Subtotal          122.198.094       65.014.051           117.426.483        60.803.635
                                                   ---------------- ----------------     ----------------- -----------------

Other fixed assets:
Office furniture and fixtures                           23.607.688       19.824.549            22.634.736        18.048.979
Advertising equipment                                   53.747.244       32.160.343            50.412.818        26.538.136
Bottles and cases                                       72.883.938       33.347.573            64.201.054        28.360.933
Leasing and Software (1)                                 2.281.327          401.882             2.214.767           235.990
                                                   ---------------- ----------------     ----------------- -----------------
                                     Subtotal          152.520.197       85.734.347           139.463.375        73.184.038
                                                   ---------------- ----------------     ----------------- -----------------

Higher value resulting from  technical
reappraisal of property, plant and equipment
                                                         1.867.892          397.623             1.874.783           380.620

                                                   ---------------- ----------------     ----------------- -----------------
Total property, plant and equipment
                                                       340.252.353      162.764.874           319.372.800       144.448.549
                                                   ---------------- ----------------     ----------------- -----------------


      (1) Leased assets are not the property of the Company until the purchase option is exercised.

c) The balance in "higher value resulting from technical reappraisal of property, plant and equipment pertains to the following:

         Net Value                                                  2003            2002
                                                                    TCH$            TCH$
         Land                                                       1.078.323       1.078.494
         Buildings and constructions                                  391.614         414.845
         Machinery and equipment                                          332             824
                                                                -------------- ---------------
                Total higher value of technical reappraisal         1.470.269       1.494.163
                                                                -------------- ---------------

d) The charge to income for depreciation amounted to TCH$4.986.494 (TCH$4.917.740 in 2002). TCH$3.599.952 (TCH$3.675.832 in 2002) of this amount is recorded in operating costs and TCH$1.386.542 (TCH$1.241.908 in 2002) in selling and administration expenses.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


e) As of March 31, 2003, management has carried out an assessment of the carrying value of its fixed assets by discounting to the present day, the values of future cash flows generated by such assets according to these forecasts , it is Company management's opinion that the recoverable economic value of its fixed assets is greater than their carrying values and therefore no provision for fixed assets impairment has been made at the balance sheet date.


12. Investments in Related Companies

Investments in related companies and the corresponding interest in equity and profits recorded as described in Note 2(q), are as follows:


a) As of March 31, 2003:

                                      Currency                            Fiscal
                             Country  in Which  Number                     year    Accrued  Proportional           Book Value
                               Of    Invest. is   of            Issuer's  Profit   Profit     Equity    Unrealized     of
Taxpayer ID    Company       Origin   Recorded  Shares Interest Equity    (Loss)   (Loss)      Value     Earnings  Investment
                                                           %      TCH$      TCH$     TCH$       TCH$       TCH$        TCH$
96.705.990-0 Envases Central Chile     Pesos  3.123.74 533.00   2.955.377 247.612   81.712    975.274       -         975.274
             S.A.
Foreign      Comptec S.A.    Colombia Dollar   130.000  20.00   2.262.715   -         -       452.543       -         452.543
                                                                                  --------- ----------    -------  ----------
                      Total                                                         81.712  1.427.817       -       1.427.817
                                                                                  --------- ----------    -------  ----------


b) As of March 31, 2002:


                                      Currency                            Fiscal
                             Country  in Which  Number                     year    Accrued  Proportional           Book Value
                               Of    Invest. is   of            Issuer's  Profit    Profit    Equity    Unrealized     of
Taxpayer ID    Company       Origin   Recorded  Shares Interest Equity    (Loss)    (Loss)     Value     Earnings  Investment
                                                          %        TCH$     TCH$     TCH$      TCH$       TCH$        TCH$
96.705.990-0 Envases Central Chile     Pesos  3.123.745 33,00   2.977.488 (107.769) (35.564)  982.571      -          982.571
             S.A.
Foreign      Comptec S.A.    Colombia  Dollar  130.000  20,00   3.246.723   -           -     648.145      -          648.145
                                                                                  --------- ----------   -------  ----------
                    Total                                                           (35.564)1.630.716      -        1.630.716
                                                                                  --------- ----------   -------  ----------


13.  Goodwill and negative goodwill

A.   Goodwill:

Goodwill as of March 31, 2003 and 2002, amounting to TCH$290.227.766 and TCH$302.226.018, respectively, is valued according to the accounting criteria described in Note 2(r) and was generated by the acquisition of operations in Bolivia, Chile and Peru. The charge to consolidated income for amortization totaled TCH$4.549.134 in 2003 and TCH$4.456.161 in 2002.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Goodwill and the effect in income is broken down as follows:

                                                                              2003                        2002
                                                                  --------------------------- ----------------------------
Taxpayer ID                                                       Amortization    Goodwill    Amortization    Goodwill
                                                                  in the period                  in the
                                                                                                 period
                                                                      TCH$          TCH$          TCH$          TCH$
96.891.720-K     Embonor S.A.                                         3.228.245  208.759.832     3.224.185   221.393.993
Foreign          Sociedad de Cartera del Pacifico S.R.L.                836.691   54.441.168       778.664    53.780.174
Foreign          Industrial Tisco y Cia. de Transporte Cural S.A.        34.116    1.958.368        31.750     1.949.549
Foreign          Merger of North-South Division on January 1,1998       138.296    7.986.316       128.705     7.950.052
Foreign          Industrial Iquitos S.A.                                 25.340    1.700.793        26.277     1.771.379
Foreign          Inansa S.A.                                            286.446   15.381.289       266.580    15.380.871

                                                                  ------------- ------------- ------------ ---------------
Total                                                                 4.549.134  290.227.766     4.456.161   302.226.018
                                                                  ------------- ------------- ------------ ---------------

Goodwill is comprised mainly as follows:

BOLIVIA

a) On July 3, 1995, the subsidiary, Inversora Los Andes S.A., acquired 99.9% of the shares in Embotelladoras Bolivianas Unidas S.A., a productive company. This transaction generated goodwill of TCH$8.055.477 before amortization as compared to the proportional equity value of the investment. The amortization period pending at the close of the financial statements is 12.25 years.

b) On January 8, 1996, Embotelladoras Bolivianas Unidas S.A. took over assets of Sociedad Boliviana Cotoca S.A., which gave Inversora Los Andes S.A. control of 81.7% of the shares in Embotelladoras Bolivianas Unidas S.A. The valuation of this additional investment generated goodwill of TCH$6.996.570 before amortization. The amortization period pending at the close of financial statements is 12.75 years.

c) On December 24 and 30, 1997, Inversora Los Andes S.A. acquired 18.3% of the shares in Embotelladoras Bolivianas Unidas S.A. and took over control of 99.99% of the shares in the latter company. The valuation of the additional investment resulted in goodwill of TCH$9.834.500, which corresponds to the difference between the value paid and the proportional equity value. The amortization period pending at the close of the financial statements is 14.75 years.

Goodwill also includes trademark royalties, which correspond to the following:

- The right to use the fame, prestige and clientele of Vascal S.A. and Embotelladora Cotoca S.A. in relation to the operation of the industrial plants in La Paz, Oruro, Cochabamba, Santa Cruz, Sucre and Tarija and their products for a period of 50 years.
- The definitive rights to the "Mineragua", "Vital" and "Cotoca" trademarks.

The goodwill is amortized over a period of 20 years in accordance with Circular No. 1358 of the Superintendency of Securities and Insurance.

The charge to income amounted to TCH$286.446 in 2003 (TCH$266.580 in 2002).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


PERU

(a)  Embotelladora Latinoamericana S.A.

The goodwill as of March 31, 2003, amounting to TCH$11.645.477 (TCH$11.670.980 in 2002), corresponds to firstly the unamortized balance generated by the takeover of the subsidiaries Industrial Tisco S.A. and Compania de Transporte Cural S.A. (January 1997) amounting to TCH$1.958.368 in 2003 (TCH$1.949.549 in
2002), and secondly to the merger of operations as of January 1, 1998 with:
Negociacion Sur Peruana S.A., Compania Industrial Nor Peruana S.A., Empresa Productora de Plasticos S.A., Transportadora and Comercializadora Lambayeque S.A. and Costos y Margenes S.A. (January 1998) amounting to TCH$7.986.316 in 2003 (TCH$7.950.052 in 2002); as well as the acquisition of Industrial Iquitos S.A. (April 11, 2001) from its parent company for the price of TCH$1.700.793 in 2003 (TCH$1.771.379 in 2002).

The charge to income amounted to TCH$197.752 (TCH$7186.732 in 2002).

(b) Sociedad de Cartera del Pacifico S.R.L.

The goodwill as of March 31, 2003, amounting to TCH$54.441.168 (TCH$53.780.174 in 2002), corresponds to the unamortized balance generated in the acquisition of Embotelladora Latinoamericana S.A. from Inchcape Bottling, which occurred in June 1999.

The charge to income was TCH$836.691 in 2003 (TCH$778.664 in 2002).

CHILE

(a) Embonor S.A.

The goodwill as of March 31, 2003 amounting to TCH$208.759.832 (TCH$221.393.993 in 2002), corresponds to the unamortized balance generated by the acquisition of the Chilean bottling operations of Inchcape Bottling Chile S.A. which occurred in May 1999.

The charge to income was TCH$3.228.245 in 2003 (TCH$3.224.185 in 2002).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


B.   Negative goodwill:

The negative goodwill as of March 31, 2003, amounting to ThCH$865.498 (TCH$ 0 in 2002), corresponds to the unamortized balance generated in the acquisition the shares of Embotelladora Latinoamericana S.A. and Embonor S.A..

The credit against fiscal year income was ThCh$11.289 for this concept.

The Negative Goodwill and the effect in income is broken down as follows:

                                                                      2003                          2002
                                                        ------------------------------- ---------------------------
Taxpayer ID                                              Amortization      Goodwill      Amortization    Goodwill
                                                         in the period                   in the period
                                                             TCH$            TCH$            TCH$          TCH$
Foreign          Embotelladora Latinoamericana S.A.              11.289        865.498         -            -
                                                        --------------- --------------- --------------- -----------
Total                                                            11.289        865.498         -            -
                                                        --------------- --------------- --------------- -----------


14.  Intangibles

Intangibles held by the Company as of March 31, 2003 and 2002 are as follows:


                                         2003                                          2002
     Trademarks        Gross Value    Accumulated    Net value     Gross Value     Accumulated       Net value
                          TCH$       amortization                                  amortization
                                         TCH$           TCH$          TCH$             TCH$            TCH$
San Luis                 16.917.358     (5.016.240)   11.901.118      15.744.090      (3.875.617)      11.868.473
Kola Inglesa              6.706.523     (1.988.330)    4.718.193       6.241.406      (1.536.210)       4.705.196
Other                       989.375        (26.842)      962.533          37.121          (2.665)          34.456
                      --------------------------------------------------------------------------------------------
Total                    24.613.256     (7.031.412)   17.581.844      22.022.617      (5.414.492)      16.608.125
                      --------------------------------------------------------------------------------------------

As of March 31, 2003 and 2002, the trademarks are being amortized over a period of 20 years. The amortization charge in the year amounts to TCH$309.552 (TCH$276.863 in 2002).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


15.  Other Assets:

Other assets, totaling TCH$8.312.385 as of March 31, 2003 (TCH$9.987.838 in
2002) correspond to the following:

                                                               2003                      2002
                                                               TCH$                      TCH$
Deferred expenses in the U.S. bond issue                         1.439.098                  2.292.231
Deferred expenses in Chilean bond issue                          3.342.761                  3.851.231
Deferred expenses of syndicated UF credit facility                 290.785                    595.778
Recoverable taxes                                                2.663.876                  2.398.655
Other                                                              575.865                    849.943
                                                         ------------------      ---------------------
Total                                                            8.312.385                  9.987.838
                                                         ------------------      ---------------------


16.      Short-term bank debt

Short-term bank debt was as follows as at March 31, 2003 and 2002:

 Taxpayer          Bank or                     TYPE OF CURRENCY AND ADJUSTMENT INDEX
                  Finantial
    ID           Institution
                                                            Other foreign
                                           Dollar            currencies             UF          Non-adjustable  Total
                                       2003       2002      2003    2002      2003      2002     2003  2002     2003       2002
                                       TCH$       TCH$      TCH$    TCH$      TCH$      TCH$     TCH$  TCH$     TCH$       TCH$
                     Short - term
Foreign   Banco Weise Sudameris         -           -        2.188    -        -          -       -      -         2.188    -
Foreign   Banco de Credito de
          Bolivia                       -          749.198   -        -        -          -       -      -        -          749.198
                                   -------------------------------------------------------------------------------------------------
                                        -          749.198   2.188    -        -          -       -      -         2.188     749.198
          Totals
                                   -------------------------------------------------------------------------------------------------
          Principal owed                -          749.198   2.188    -        -          -       -      -         2.188     749.198
          Annual average interest
          rate                          -          2.8%      11.0%    -        -          -       -      -        -         -
              Long - term
97008000-7Chilean syndicated banks      -           -        -        -    17.708.544 16.040.072  -      -    17.708.544  16.040.072
Foreign   Wachovia Bank                  62.523     -        -        -        -          -       -      -        62.523    -
Foreign   RaboBank                      231.940     -        -        -        -          -       -      -       231.940    -
Foreign   Banco de Credito del Peru      94.532     54.265   -        -        -          -       -      -        94.532      54.265
Foreign   Banco Santander                43.024     -        -        -        -          -       -      -        43.024    -
Foreign   Banco Weise Sudameris         -           -        -      5.022      -          -       -      -        -            5.022
                                   -------------------------------------------------------------------------------------------------

          Totals                        432.019     54.265   -      5.022  17.708.544 16.040.072  -      -    18.140.5631 16.099.359
                                   -------------------------------------------------------------------------------------------------
          Principal owed             36.715.556     54.265   -      5.022  43.553.442 58.173.572  -      -     80.268.998 58.232.859
          Annual average
            interest rate           Libor + 2.5%   13.0%      -     28.0%  Tab + 1.4% Tab + 1.4%  -      -        -         -

          Percentage in foreign currency (%)                                                                     2.4        0.4
          Percentage in domestic currency (%)                                                                   97.6        99.6

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


17. Long-term bank debt:

Long-term bank debt as of March 31, 2003 and 2002 is broken down as follows:


                                                               Years to Maturity                      Closing Date of   Closing
                                                                                                       Actual Period    Date of
                                                                                                                        Previous
                                                                                                                        Period
Tax Ident.   Bank or             Currency  More than   More than   More than   More     More    Total as    Annual     Total as
Number       Financial              Or     1 up to 2   2 up to 3   3 up to 5   than 5   than     of 2003    Interest    of 2002
                                 Index of                                      up to 10   10                  Rate
                                Adjustment
             Institution                      TCH$        TCH$        TCH$       TCH$    TCH$      TCH$         %         TCH$
97008000-7   Chilean
             syndicated banks  U.F.        17.421.377   8.711.028      -           -       -    26.132.405  Tab + 1.4  43.630.179
Foreign      Wachovia Bank     Dollar          -           -       18.289.000      -       -    18.289.000  Libor +        -
             (1)                                                                                               2.5
Foreign      RaboBank (1)      Dollar          -           -       18.289.000      -       -    18.289.000  Libor +        -
                                                                                                               2.5
Foreign      Banco de
             Credito del Peru  Dollar         246.901     137.165      -           -       -       384.066   13.00%       442.533
Foreign      Banco Santander   Dollar         104.953      21.817      -           -       -       126.770    7.00%        -
                                           ----------- ----------- ----------- -------- ------- ----------- ---------- -----------
             Total                         17.773.231   8.870.010  36.578.000      -       -    63.221.241             44.072.712
                                           ----------- ----------- ----------- -------- ------- ----------- ---------- -----------
             % in domestic currency                                                                  41.3%                  99.9%
                                           ----------- ----------- ----------- -------- ------- ----------- ---------- -----------
             % in foreign currency                                                                   58.7%                   0.1%
                                           ----------- ----------- ----------- -------- ------- ----------- ---------- -----------

(1) During 2002, the Company obtained 2 five-year loans through its agency in Cayman Islands for a total of US$50,000,000, with three years of grace, for the purpose of optimizing its liability structure.

18.      Notes and Bonds payable

At the period end, long-term debt from the bonds issued by the Parent company amounted to TCH$152.243.282 in 2003 (TCH$176.168.758 in 2002), with accrued interest of TCH$1.775.811 in 2003 (TCH$1.316.070 in 2002), and is detailed below:


                                                                                                                     Placement
                                                                                                                     in Chile
                                   Bond                                Frequency                   Par Value         or abroad
 Listing No.   Series  Face amount unit   Interest Maturity  Interest      Amortization
                        placed and of       rate                 payment
                       outstanding adjust-
                                   ment                                                          2003        2002
                                                                                                 TCH$        TCH$
Long-term bonds--short-term portion:
   New York   Unique    158.000.000  US$  9,875%  15-03-2006 Semiannual     At maturity       1.305.488     478.090  Foreign
     224      A1            134.000  UF   7,000%  01-08-2003 Semiannual     At maturity       2.273.488     124.411  Domestic
     224      A2            940.000  UF   7,000%  01-08-2003 Semiannual     At maturity      15.948.349     424.346  Domestic
     224      B1            155.000  UF   6,750%  01-02-2020 Semiannual     As from 2004         27.319      28.829  Domestic
     224      B2          1.400.000  UF   6,750%  01-02-2020 Semiannual     As from 2004        246.753     260.394  Domestic
                                                                                          ------------- ------------
Total short-term portion                                                                     19.801.397   1.316.070
                                                                                          ------------- ------------

Long-term Bonds:
   New York   Unique    158.000.000  US$  9,875%  15-03-2006 Semiannual     At maturity     108.119.198 102.190.805  Foreign
     224      A1            134.000  UF   7,000%  01-08-2003 Semiannual     At maturity         -        10.844.496  Domestic
     224      A2            940.000  UF   7,000%  01-08-2003 Semiannual     At maturity         -        36.988.976  Domestic
     224      B1            155.000  UF   6,750%  01-02-2020 Semiannual     As from 2004      2.601.458   2.606.041  Domestic
     224      B2          1.400.000  UF   6,750%  01-02-2020 Semiannual     As from 2004     23.497.040  23.538.440  Domestic
                                                                                          ------------- ------------
Total- Long-term portion:                                                                  134.217.696  176.168.758
                                                                                          ------------- ------------

During 2002, the Company made an early redemption of Series A1 and A2 bonds amounted to TCH$ 31.167.120. Additionally, U.S. bonds were repurchased in December in the amount of US$ 2.000.000.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


19.  Provisions and write-offs

Short-term and long-term provisions were comprised as follows as at March 31, 2003 and 2002:


a)   Current liabilities
                                                                        2002                2003
                                                                        TCH$                TCH$
Provision for invoices to be received and other payments               1.599.035          1.566.289
Provision for fiscal year expenses                                     1.592.728          1.431.314
Provision for bonuses                                                  1.340.651          1.269.791
Vacation provision                                                     2.221.725          2.379.138
Severance indemnities provision                                          553.024           395.631
Other                                                                    244.032            300.534
                                                                 ----------------     --------------
         Total                                                         7.551.195          7.342.697
                                                                 ----------------     --------------

b) Long-term liabilities
                                                                      2003                 2002
                                                                      TCH$                 TCH$
Severance indemnities provision                                        2.131.556          1.726.282
                                                                 ----------------     --------------
         Total                                                         2.131.556          1.726.282
                                                                 ----------------     --------------

20.      Other long-term liabilities

This line includes the following liabilities without any specific expiration date:


                                                                         2003                 2002
                                                                         TCH$                 TCH$
Bottle and case deposits in guarantee                                  5.800.484            5.643.069
Leasing                                                                1.227.064            2.084.467
Deferred income from Swap                                              1.180.586             -
Others                                                                    91.550              502.123
                                                                 ----------------     ----------------
         Total                                                         8.299.684            8.229.659
                                                                 ----------------     ----------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


21.    Minority Interest

As of March 31, 2003 the effect of minority interest on liabilities and income is as follows:

  Taxpayer ID                  Company              Minority    Company Equity    Fiscal Year    Minority    Profit (loss)
                                                     Interest                    Profit (loss)   Interest     for Minority
                                                                                                                Interest
                                                        %            TCH$            TCH$          TCH$           TCH$
96.891.720-K      Embonor S.A.                         0,06675      206.882.323      2.768.862      138.085         (1.848)
96.972.720-K      Embonor Holdings S.A.                0,00000      155.541.391      (564.103)            1        -
96.517.310-7      Embotelladora Iquique S.A.           0,10000       12.012.133        218.786       12.012           (219)
Extranjero        Arica Overseas S.A.                  0,00001       64.831.964      (640.364)      -              -
Extranjero        Sociedad de Cartera del Pacifico    20,65810      118.064.795         22.864   24.389.928         (4.723)
                  S.R.L.
Extranjero        Embotelladora Latinoamericana S.A.  26,39689      112.830.900      1.341.703   29.783.845       (354.167)
Extranjero        Industrial Iquitos S.A.             23,88900      (1.319.881)      (101.549)    (315.306)          24.259
Extranjero        Inversora los Andes S.A.             0,00013       57.370.647      (256.064)           73        -
Extranjero        Embotelladoras Bolivianas Unidas     0,00009       48.736.591        822.263           46        -
                  S.A.
                                                                                               ------------- ---------------
Total                                                                                            54.008.684       (336.698)
                                                                                               ------------- ---------------


22.      Changes in equity:

 The following were the changes in equity accounts from January 1 to March 31, 2003 and 2002:

------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------
                   Concept
                                            Paid-In       Reserve   Premium    Other     Accumulated   Fiscal       Total
                                             Capital        for     on the     reserves   Results      year
                                                        revaluation sale of                            profit
                                                            of      treasury                           (loss)
                                                        shareholder   stock
                                                          equity
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------

                                               TCH$                    TCH$      TCH$       TCH$        TCH$        TCH$
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------
 Balances at January 1, 2002                217.054.962      -      20.256.945 4.308.479 (1.319.879) (8.449.445)
                                                                                                                 231.851.062
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------

 Profit distribution                            -            -          -         -      (8.449.445)  8.449.445      -
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------

 Revaluation of shareholders' equity            -         (868.220)   (81.027)    -          39.078      -          910.169
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------

 Cumulative adjustment for exchange
differential                                    -                       -       376.094      -           -          376.094
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------

 Fiscal year profit (loss)                      -                       -         -          -       (4.115.183) (4.115.183)
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------

 Balances at March 31, 2002                 217.054.962   (868.220) 20.175.918 4.684.573 (9.730.246) (4.115.183) 227.201.804
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------

 Balances at March 31, 2002 adjusted by 3.8%225.303.051   (901.212) 20.942.603 4.862.587 (10.099.995)(4.271.560) 235.835.474
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------

 Balances at January 1, 2003                223.566.611      -      20.864.654 6.351.414 (10.062.404)(16.473.094)
                                                                                                                 224.247.181
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------

 Income distribution                            -            -          -         -      (16.473.094)16.473.094      -
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------

 Capital decrease                               -                       -         -          -           -           -
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------

 Revaluation of shareholders' equity            -         1.117.833    104.323    -       (132.677)      -        1.089.479
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------

 Cumulative adjustment for exchange
differential                                    -                       -       368.423      -           -          368.423
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------

 Fiscal year profit (loss)                      -                       -         -          -        (257.355)   (257.355)
------------------------------------------- ----------- ----------- ---------- --------- ----------- ----------- -----------

 Balances at March 31, 2003                 223.566.611   1.117.833 20.968.977 6.719.837 (26.668.175) (257.355)  225.447.728
=========================================== =========== =========== ========== ========= =========== =========== ===========

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


According to Law 18,046, the revaluation of paid-in capital must be added to paid-in capital at the annual close of the respective fiscal years. The capital is represented by 244,420,704 Series A shares and 266,432,526 Series B shares at a paid-in value of $437.63 each. The Company's shares have no par value.

a)   Number of shares

                        No. of No. of paid-in No. of voting shares
      Series          subscribed           shares
                        shares
        A               244.420.704          244.420.704            244.420.704
        B               266.432.526          266.432.526            266.432.526
                   ----------------- -------------------- ----------------------
      Total             510.853.230          510.853.230            510.853.230
                   ----------------- -------------------- ----------------------

b)   Capital

      Series            Subscribed capital            Paid-in capital
                               TCH$                         TCH$
        A                           106.966.747                 106.966.747
        B                           116.599.864                 116.599.864
                   ----------------------------- ---------------------------
      Total                         223.566.611                 223.566.611
                   ----------------------------- ---------------------------

c)   Other reserves:

According to Official Circular No. 5294 of October 20, 1998 and Technical Bulletin No. 64 on the registration of permanent investments abroad, the following can be reported as of March 31, 2003:

1) Liabilities of Coca-Cola Embonor S.A. abroad amounted to TCH$115.586.480 (US$158.000.000) and correspond to the bonds issued on the US market. This liability is allocated as follows:

Acquisition                                     Amount
                                                   US$

Embotelladoras Bolivianas Unidas S.A.         10.000.000
Embotelladora Latinoamericana S.A.           148.000.000
                                             -----------
                           Total             158.000.000
                                             -----------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


2) The reserve account called "Cumulative adjustment for exchange differential", due to the conversion of investments abroad, is comprised as follows:

     ITEMIZATION                       Embonor Holdings   Inansa S.A.     Socap S.R.L.         TOTAL
                                             S.A.
                                             TCH$             TCH$            TCH$              TCH$
     2002 Balances                            23.751.362      3.714.031      (21.113.979)        6.351.414
     Liability hedging                        -               (103.340)       (1.504.389)      (1.607.729)
     Proportional equity value per             1.976.152       -                -                1.976.152
     Technical Bulletin No. 64
                                      ---------------------------------------------------------------------
     TOTALS                                   25.727.514      3.610.691      (22.618.368)        6.719.837
                                      ---------------------------------------------------------------------

d)   Shareholder Distribution

Shareholders in the Parent Company were as follows at the close of the financial statements, according to Circular No. 792 of the Superintendency of Securities and Insurance:

           Type of Shareholder                Equity Interest (%)               Number of Shareholders
                                            2003            2002               2003               2002
 Interest of 10% or more                    70.82           70.82               02                 02
  Interest of less than 10% with an
  investment greater than or equal to       28.78           28.95               84                 145
  UF 200
  Interest of less than 10% with an         0.40            0.23                330                285
  investment of less than UF 200
                                        ----------------------------------------------------------------------
  Total                                      100             100                416                432
                                        ----------------------------------------------------------------------
  Company controller                        25.32           25.32               01                 01


e)   Dividends


The Company has not distributed dividends to its shareholders during 2003 and 2002.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


23.  Other Non-Operating Income and Disbursements:

As of March 31, 2003 and 2002 other non-operating income and disbursements are summarized as follows:


a)   Other non-operating income:

                                                2003                   2002
                                                TCH$                   TCH$
Gain on asset sale of fixed assets                  61.580             76.292
Gain on sale of other products                     134.183            162.875
Conversion adjustments (1)                          14.037              -
Reversal of provision                               29.500             29.763
Profit on the sale of broken glass                  22.132             27.580
Other miscellaneous income                          51.110            129.679
                                           ----------------    ---------------
         Total                                     312.542            426.189
                                           ----------------    ---------------



b)   Other non-operating disbursements:

                                                2003                   2002
                                                TCH$                   TCH$
Miscellaneous expenses and fees                    192.595            185.173
Board compensation                                 80.557             84.698
Loss on asset sales                                  7.514             23.673
Bottles and cases write-off                         -                  74.803
Conversion adjustments (1)                          82.855              -
Amortization of prepaid expenses                   376.892          1.828.664
Amortization of intangibles                        309.552            276.863
Payment of patent                                  116.880              -
Other miscellaneous disbursements                   89.246            248.492
                                           ----------------    ---------------
       Total                                     1.256.091          2.722.366
                                           ----------------    ---------------


(1) This amount corresponds to the conversion of the financial statements of foreign subsidiaries according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


24.  Price-level Restatement

 The application of price-level restatement as described in Note 2e) caused a net credit of TCH$193.808 against income in 2003 (a net credit of TCH$53.440 in 2002), as follows:

Assets - (charges) and credits                      Adjustment Index             2003               2002
                                                                                 TCH$               TCH$
Inventories                                               CPI                          7.128             (121)
Property, plant and equipment                             CPI                      1.005.349         (566.013)
Investment in related companies                           CPI                          6.668           (6.677)
Other non-monetary assets                                 CPI                      1.916.317       (1.236.328)
Expense and cost accounts                                 CPI                        325.409          (10.585)
                                                                          ------------------- -----------------
  Total                                                                            3.260.871       (1.819.724)
                                                                          ------------------- -----------------


Liabilities  and equity - (charges)  and            Adjustment Index             2003               2002
credits                                                                          TCH$               TCH$
Equity                                                    CPI                    (1.089.479)           944.755
Bank debt                                                  UF                      (107.410)           236.287
Bonds                                                     U.F.                     (533.645)            24.109
Other non-monetary liabilities                          CPI-U.F.                 (1.014.409)           697.673
Income accounts                                           CPI                      (322.120)          (29.660)
                                                                          ------------------- -----------------
   Total                                                                         (3.067.063)         1.873.164
                                                                          ------------------- -----------------
Profit (loss) due to price-level restatement                                         193.808            53.440
                                                                          ------------------- -----------------


25.  Foreign Exchange

The application of price-level restatement as described in Note 2e) and f) caused a net debit of TCH$170.942 in 2003 for the foreign exchange (a net debit of TCH$188.740 in 2002), as follows:



Description                                             Currency                    Amount
                                                                                  2003             2002
                                                                                  TCH$             TCH$
Accounts and documents receivable                        Dollar                  881.535         (433.853)
Inventory                                                Dollar                     -               6.796
Other non-monetary assets                                Dollar                  402.172          820.540
                                                                          --------------------------------
Total (Charges) Credits                                                        1.283.707          393.483
                                                                          --------------------------------
Bank debt                                                Dollar                (647.500)            -
Bonds                                                    Dollar                 (83.922)           13.860
Documents and accounts payable                           Dollar                (698.629)        (137.062)
Other non-monetary liabilities                           Dollar                 (24.598)        (459.021)
                                                                          --------------------------------
Total (Charges) Credits                                                      (1.454.649)        (582.223)
                                                                          --------------------------------
Profit (loss) on exchange differential                                         (170.942)        (188.740)
                                                                          --------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


26.  Extraordinary Items

As of March 31, 2003, the Company has no extraordinary items.

As of March 31, 2002, the subsidiary Embonor S.A. recognized benefit for tax losses amounting to TCH$269.880.

27.  Expenses of issuance and placement of bonds:

The expenses of issuance and placement of Bonds in the U.S. and Chilean market are as follows:

2003              Deferred Expenses         Increase             Amortization            Balance

                        TCH$                   TCH$                  TCH$                 TCH$
U.S. Bonds                  2.397.485           -                       (178.876)           2.218.609
Chile Bonds                 3.745.608               26.468                (95.347)          3.676.729
                ----------------------- -------------------- ---------------------- -------------------
   Total                    6.143.093               26.468              (274.223)           5.895.338
                ----------------------- -------------------- ---------------------- -------------------

2002              Deferred Expenses         Increase             Amortization            Balance

                        TCH$                   TCH$                  TCH$                 TCH$
U.S. Bonds                  3.156.867           -                       (185.756)           2.971.111
Chile Bonds                  4.816.206          -                       (206.835)           4.609.371
                ----------------------- -------------------- ---------------------- -------------------
   Total                    7.973.073           -                       (392.591)           7.580.482
                ----------------------- -------------------- ---------------------- -------------------


28.  Cash flow statement

(a) Composition of cash and cash equivalents:

As of March 31, 2003 and 2002, the Company has considered the following items as cash and cash equivalents:

                                               2003               2002
                                               TCH$               TCH$
           Cash and Bank balances                 6.685.882          5.431.405
           Time Deposits                          4.605.635         16.398.276
           Marketable securities                 11.554.771          6.336.214
           Other current assets                   4.390.441         -
                                           ------------------------------------
           Total                                 27.236.729         28.165.895
                                           ------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(b) Investment activities relating to future cash flows are as follows:

                                                   2003              2002
                                                   TCH$               TCH$
         Incorporation of assets in leasing          1.237.064     2.236.070
                                                --------------------------------
         Total                                       1.237.064     2.236.070
                                                --------------------------------


(c) Other income received breaks down as follows:

                                                               2003               2002
                                                               TCH$               TCH$
         Net collection of guarantee deposits                      39.970            49.393
         Sale of broken glass and others not in use                47.591            24.072
         Share in advertising                                   1.121.998           370.116
         Recovery of other income                                -                   52.339
         Sale of promotional articles                             151.297           111.214
         Miscellaneous services (processing)                      118.485           209.363
         Rentals and claims against third-parties                -                   18.602
         Sale of investments                                       24.098             -
         Sales of assets and other products                      -                  103.320
         Other                                                    114.484            88.987
                                                          ----------------------------------
         Total                                                  1.617.923         1.027.406
                                                          ----------------------------------

(d) Other paid-in expenses as follows:
                                                               2003               2002
                                                               TCH$               TCH$
         Remuneration of Board of Directors                        80.557            84.698
         Tax from previous years                                    4.933             1.405
         Previous years expenses                                   23.080             -
         Repurchase of bottles and cases                           56.019            85.305
         Central administration expenses                          177.025           109.358
         Other miscellaneous items                                184.529           119.927
                                                          ----------------------------------
         Total                                                    526.143           400.693
                                                          ----------------------------------

(e) Other sources of financing as follows:

                                                               2003               2002
                                                               TCH$               TCH$

         Financial income from Swap                             2.094.962             -
         Recovery of guarantee                                   -                  209.593
         Other sources                                              3.112             9.623
                                                           ---------------------------------
         Total                                                  2.098.074           219.216
                                                           ---------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


29.  Derivative Agreements:

Derivative agreements are valued as described in Note 2(z) and are summarized as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                   Description of the contracts                      Value of          Accounts that affects
Type of Type of  Value of  Expiration   Specific Position                              the      Assets/Liabilities Effect on results
deriva- agree-   agreement    date        Item     buys    Transaction protected     guarantee   Name       Amount     Fact    Not
  tive  ment                                       sale       Name       Amount      protected                                  Fact
------------------------------------------------------------------------------------------------------------------------------------
                    US$                                                  TCH$          TCH$                  TCH$      TCH$    TCH$
------------------------------------------------------------------------------------------------------------------------------------
                                          USD-
   S     CCPE   160.000.000    March      LIBOR      C     Bonos USA   109.604.800 117.049.600   Notes     (1.102.833)  -       -
                               2006       -BBS                                                 and Bonds
                                                                                                payable
------------------------------------------------------------------------------------------------------------------------------------
                            II quarter                                                         Inventory/
   FR    CCTE    2.600.000     2003        USD       C     Existencias   1.868.386   1.902.056  Account       (94.199)  -   (94.199)
                                                                                                payable
------------------------------------------------------------------------------------------------------------------------------------
                            II quarter                                                         Inventory/
   FR    CCTE    2.200.000     2003        USD       C     Existencias   1.580.942   1.609.432   Account      (79.512)  -   (79.512)
                                                                                                payable
------------------------------------------------------------------------------------------------------------------------------------
   FR    CCTE    2.200.000  II quarter     USD       C     Existencias   1.580.942   1.609.432  Inventory/    (79.512)  -   (79.512)
                               2003                                                             Account
                                                                                                payable
------------------------------------------------------------------------------------------------------------------------------------
   FR    CCTE    2.000.000  III quarter    USD       C     Existencias   1.437.220   1.463.120  Inventory/    (60.124)  -   (60.124)
                               2003                                                             Account
                                                                                                payable
------------------------------------------------------------------------------------------------------------------------------------
   FR    CCTE    2.000.000  III quarter    USD       C     Existencias   1.437.220   1.463.120  Inventory/    (60.125)  -   (60.125)
                               2003                                                             Account
                                                                                                payable
------------------------------------------------------------------------------------------------------------------------------------
   FR    CCTE    2.000.000  III quarter    USD       C     Existencias   1.437.220   1.463.120  Inventory/    (41.935)  -   (41.935)
                               2003                                                             Account
                                                                                                payable
------------------------------------------------------------------------------------------------------------------------------------
                            IV quarter                                                          Inventory/
   FR    CCTE    2.000.000     2003        USD       C     Existencias   1.437.220   1.463.120   Account      (41.935)  -   (41.935)
                                                                                                payable
------------------------------------------------------------------------------------------------------------------------------------
   FR    CCTE    2.000.000  IV quarter     USD       C     Existencias   1.437.220   1.463.120  Inventory/    (41.934)  -   (41.934)
                               2003                                                             Account
                                                                                                payable
------------------------------------------------------------------------------------------------------------------------------------
   FR    CCTE    2.000.000  IV quarter     USD       C     Existencias   1.437.220   1.463.120  Inventory/    (41.934)  -   (41.934)
                               2003                                                             Account
                                                                                                payable
------------------------------------------------------------------------------------------------------------------------------------
   FR    CCTE    2.000.000   January       USD       C     Existencias   1.437.220   1.463.120  Inventory/    (46.104)  -   (46.104)
                               2004                                                             Account
                                                                                                payable
------------------------------------------------------------------------------------------------------------------------------------


30.  Contingencies and commitments

As of March 31, 2003 and 2002, there were no liens or guarantees of the Parent Company or subsidiaries nor mortgages nor were their assets given in guarantee, except as shown in Note 30 c).

(a)  Direct commitments

As of March 31, 2003 and 2002, there were no direct commitments.

(b)  Indirect commitments:

As of March 31, 2003 and 2002, there were no indirect commitments.

(c) Lawsuits or other legal actions

Sociedad de Cartera del Pacifico S.R.L. and Embotelladora Latinoamericana S.A.
(ELSA) are parties to various legal, labor and tax lawsuits relating to their operations in Peru. In the opinion of the Management and legal counsel, the outcome of these processes will not result in significant expense for the Company.

The principal processes in relation to these matters are:

i) The tax authorities have required that ELSA pay a General Sales Tax (IGV) on the value of the Kola Inglesa and San Luis trademarks acquired in March 1997 by Porvent S.A. According to Peruvian tax laws, intangible assets are assessable by the IGV only if they are contained on tangible objets and, in the case of imports, if the seller is a Peruvian entity.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


The Management of the Company and its legal counsel consider that the above requirements do not apply to this transaction. The IGV and the fines set by the tax authorities total approximately TCH$ 12.481.384. If the Company must pay the IGV, it could be used as a credit against future payments of that tax.

ii) The Company did not pay the Minimum Income Tax (IMR) for the year ending December 31, 1996 based on a resolution issued by the Constitutional Court of Peru in October 1996 in favor of two other entities, which provided that the IMR did not apply to those companies because they had tax losses during that period. The tax totaled TCH$1.146.198 as of March 31, 2003.

ELSA has filed legal action to prevent any attempt by the tax authorities to demand the tax. Management and legal counsel believe that they will not have to pay any such tax.

iii) The tax authorities in Peru have made observations regarding the fiscal credit used in the period from April 1997 to March 1998. The observations relate to the write-off of returnable plastic and glass bottles that was made, according to an appraisal, less than two years after the purchase date. Pursuant to tax law, the General Sales Tax which was used as a fiscal credit that was assessed on the purchase of these bottles must be returned if they have been sold or written off within two years of the purchase date.

The amount claimed by the Peruvian tax authorities for the period under audit totals approximately TCH$ 2.238.527. Additionally, there is an unquantified contingent liability associated with this matter for the years subject to audit (1997 through 2000).

ELSA is at this time gathering supporting documentation to show that the bottles written-off related to purchases made more than two years earlier. In the opinion of Management and its legal counsel, the resolution of this issue will not be of significant expense to the Company.

iv) The tax authorities in Peru have carried out a review for the year 1999. The review was performed between October 18, 2000 and March 20, 2001. The authorities observed that there were 737 annulled invoices. The taxes, fines and interest relating to this matter amounted to TCH$ 119.378 and were paid in May 31, 2002.

v) In November 2002, Fiscal Court Resolution No. 05234-3-2002 was issued denying the Company the right to make use of Special Apportionment Regime Law No. 27344
(RFE) invoked by the Company in 2000 only regarding the sums related to Case No. 400213 for approximately TCH$2.089.972.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


In the opinion of the Fiscal Court, the Company should have included all of the cases pending against the Tax Administration or otherwise specify that the invocation of the RFE was only partial. Although the Company initially failed to specify that its submission was partial and limited only to the aforesaid case, this fact was remedied by a complementary letter.

The Company is proposing a contentious-administrative lawsuit before the Lima Superior Court. In the opinion of management and the Company's legal counsel, there is jurisprudence of the Supreme Court in support of the company's position so no reserve would have to be made for this reason.


d)   Restrictions:

U.S. Bonds

The placement of Bonds for US$160.000.000 by Coca-Cola Embonor S.A. on the U.S. market is not subject to obligations, limitations and prohibitions.

Chile Bonds

The placement of Bonds for UF 4.400.000 by Coca-Cola Embonor S.A. on the Chilean market is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its individual and consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The ebitda/net financial expense ratio in consolidated quarterly financial statements must be no less than 2.5 from December 31, 2001 onward. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

Chilean Syndicated Loan

The Syndicated Loan received by Coca-Cola Embonor S.A. on the Chilean market amounting to UF 3.460.000 is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.5 times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(iii) Equity must be no less than UF 11.000.000 at December 31 each year.

(iv) Maintain a ratio of funded debt to EBITDA below 5.5 times as of December 31 each year.


Wachovia Bank, National Association Loans and Rabobank Curacao N.V.

The Rabobank and Wachovia loans received by Coca-Cola Embonor S.A. on the Foreign market amounting to US$ 50.000.000 are subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.5 times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU), the reporting format prescribed by the Chilean SVS.

(iii) Equity must be no less than UF 11.000.000 at December 31 each year.

Thus far, the Company has complied with the limitations and prohibitions to which it is subject and, in the opinion of management, this situation will remain the same in future fiscal years based on future projections.


31.      Third-party guarantees

There are no guarantees or securities received from third parties in favor of the Parent Company and its subsidiaries as of March 31, 2003 and 2002.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


32.  Local and Foreign Currency:

Balances of assets and liabilities in foreign currency, included in the financial statements as of March 31, 2003 and 2002, are summarized as follows:

a)   Assets:

       ----------------------------------------------------------------------------------------------------
                             Line                     Currency            Amount             Amount
       ====================================================================================================
                                                                           2003               2002
       ----------------------------------------------------------------------------------------------------
                                                                           TCH$               TCH$
                                                -----------------------------------------------------------
       Cash                                     Non-adjustable pesos         5.108.157          3.270.774
                                                -----------------------------------------------------------
                                                Dollars                        309.608            166.499
                                                -----------------------------------------------------------
                                                Bolivianos                     323.939            105.690
                                                -----------------------------------------------------------
                                                New Soles                      944.178          1.888.442
       ----------------------------------------------------------------------------------------------------
       Time deposits                            Dollars                      2.902.925         15.185.146
                                                -----------------------------------------------------------
                                                Non-adjustable pesos         -                  -
                                                -----------------------------------------------------------
                                                New Soles                    1.702.710          1.213.130
       ----------------------------------------------------------------------------------------------------
       Marketable securities                    Non-adjustable pesos           230.000          6.336.214
                                                -----------------------------------------------------------
                                                Dollars                     11.324.771          -
       ----------------------------------------------------------------------------------------------------
       Sales receivables                        Non-adjustable pesos         6.258.577          6.930.278
                                                -----------------------------------------------------------
                                                Dollars                      -                    114.110
                                                -----------------------------------------------------------
                                                Bolivianos                   1.079.866          1.343.250
                                                -----------------------------------------------------------
                                                New Soles                    4.626.275          3.494.098
       ----------------------------------------------------------------------------------------------------
       Documents receivable                     Non-adjustable pesos         4.057.777          4.613.687
                                                -----------------------------------------------------------
                                                Dollars                          9.463              1.595
                                                -----------------------------------------------------------
                                                Bolivianos                     362.223            399.960
                                                -----------------------------------------------------------
                                                New Soles                       85.414            118.719
       ----------------------------------------------------------------------------------------------------
       Sundry receivables                       Non-adjustable pesos         1.470.261            891.925
                                                -----------------------------------------------------------
                                                Dollars                        158.250            329.612
                                                -----------------------------------------------------------
                                                Bolivianos                     267.527             65.205
                                                -----------------------------------------------------------
                                                New Soles                      533.223          1.264.985
       ----------------------------------------------------------------------------------------------------


                                       43



Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


       ----------------------------------------------------------------------------------------------------
                         Line                         Currency            Amount             Amount
       ----------------------------------------------------------------------------------------------------
                                                                           2003               2002
       ----------------------------------------------------------------------------------------------------
                                                                           TCH$               TCH$
       ----------------------------------------------------------------------------------------------------
       Accounts and documents related companies Adjustable pesos             -                  -
                                                -----------------------------------------------------------
                                                Non-adjustable pesos           340.102            178.082
                                                -----------------------------------------------------------
                                                Dollars                        117.947            145.611
                                                -----------------------------------------------------------
                                                New Soles                    -                  -
       ----------------------------------------------------------------------------------------------------
       Inventories                              Non-adjustable pesos         3.537.367          2.926.079
                                                -----------------------------------------------------------
                                                Dollars                      4.538.701          4.459.364
                                                -----------------------------------------------------------
                                                Bolivianos                     970.150            827.920
                                                -----------------------------------------------------------
                                                New Soles                    2.630.273          1.672.944
       ----------------------------------------------------------------------------------------------------
       Recoverable taxes                        Non-adjustable pesos         1.012.167          4.026.297
                                                -----------------------------------------------------------
                                                New Soles                       17.204             30.707
                                                -----------------------------------------------------------
                                                Bolivianos                   -                  -
       ----------------------------------------------------------------------------------------------------
       Prepaid expenses                         Non-adjustable pesos         2.120.094          2.900.830
                                                -----------------------------------------------------------
                                                Dollars                      2.796.897            460.931
                                                -----------------------------------------------------------
                                                Bolivianos                     163.599             29.987
                                                -----------------------------------------------------------
                                                New Soles                      623.456            302.189
       ----------------------------------------------------------------------------------------------------
       Deferred taxes                           Non-adjustable pesos           918.988            367.148
       ----------------------------------------------------------------------------------------------------
       Other current assets                     Non-adjustable pesos         5.299.502          1.052.342
                                                -----------------------------------------------------------
                                                Dollars                      1.264.008          1.399.965
                                                -----------------------------------------------------------
                                                New Soles                    3.565.147          2.145.789
                                                -----------------------------------------------------------
                                                Bolivianos                   -                  -
       ----------------------------------------------------------------------------------------------------
       Total current assets                                                 71.670.746         70.659.504
       ----------------------------------------------------------------------------------------------------
       Land                                     Non-adjustable pesos         3.676.584          3.670.430
                                                -----------------------------------------------------------
                                                Dollars                      2.963.408          2.757.887
                                                -----------------------------------------------------------
                                                New Soles                    7.550.968          7.030.522
       ----------------------------------------------------------------------------------------------------
       Buildings and Infrastructure             Non-adjustable pesos        24.888.919         24.647.680
                                                -----------------------------------------------------------
                                                Dollars                      5.126.377          4.728.810
                                                -----------------------------------------------------------
                                                New Soles                   19.459.914         17.772.830
       ----------------------------------------------------------------------------------------------------
       Machinery and equipment                  Non-adjustable pesos        39.036.291         38.754.983
                                                -----------------------------------------------------------
                                                Dollars                     27.352.339         25.463.020
                                                -----------------------------------------------------------
                                                New Soles                   55.809.464         53.208.480
       ----------------------------------------------------------------------------------------------------
       Other fixed assets                       Non-adjustable              57.233.953         52.321.610
                                                pesos
                                                -----------------------------------------------------------
                                                Dollars                     29.900.808         26.612.600
                                                -----------------------------------------------------------
                                                New Soles                   65.385.436         60.529.165
       ----------------------------------------------------------------------------------------------------
       Technical reappraisal of property,       Non-adjustable pesos         1.867.892          1.874.783
       plant and equipment
       ----------------------------------------------------------------------------------------------------
       Accumulated Depreciation                 Non-adjustable pesos      (61.643.040)       (54.686.127)
                                                -----------------------------------------------------------
                                                Dollars                   (19.701.416)       (15.915.180)
                                                -----------------------------------------------------------
                                                New Soles                 (81.420.418)       (73.847.242)
       ----------------------------------------------------------------------------------------------------
       Total  property, plant and equipment                                177.487.479        174.924.251
       ----------------------------------------------------------------------------------------------------


                                       44




       ----------------------------------------------------------------------------------------------------
                         Line                         Currency            Amount             Amount
       ----------------------------------------------------------------------------------------------------
                                                                           2003               2002
       ----------------------------------------------------------------------------------------------------
                                                                           TCH$               TCH$
       ----------------------------------------------------------------------------------------------------
       Investment in related companies          Non-adjustable pesos           975.274            982.571
                                                -----------------------------------------------------------
                                                Dollars                        452.543            648.145
       ----------------------------------------------------------------------------------------------------
       Investment in other companies            Non-adjustable pesos               974                973
                                                -----------------------------------------------------------
                                                Dollars                         80.558             75.725
                                                -----------------------------------------------------------
                                                New Soles                       41.307             38.442
       ----------------------------------------------------------------------------------------------------
       Goodwill                                 Non-adjustable pesos       208.667.183        221.393.993
                                                -----------------------------------------------------------
                                                Dollars                     81.560.583         80.832.025
                                                -----------------------------------------------------------
                                                New Soles                    -                  -
       ----------------------------------------------------------------------------------------------------
       Long-term receivables                    Dollars                        177.510            255.020
                                                -----------------------------------------------------------
                                                New Soles                       18.249          -
       ----------------------------------------------------------------------------------------------------
       Intangibles                              Non-adjustable pesos            19.587             19.661
                                                -----------------------------------------------------------
                                                Dollars                      -                  -
                                                -----------------------------------------------------------
                                                New Soles                   24.593.669         22.002.956
       ----------------------------------------------------------------------------------------------------
       Amortization                             Non-adjustable pesos           (3.066)            (2.664)
                                                -----------------------------------------------------------
                                                Dollars                      -                  -
                                                -----------------------------------------------------------
                                                New Soles                  (7.028.346)        (5.411.828)
       ----------------------------------------------------------------------------------------------------
       Other                                    Non-adjustable pesos         5.648.509          7.589.183
                                                -----------------------------------------------------------
                                                Dollars                      -                  -
                                                -----------------------------------------------------------
                                                New Soles                    2.663.876          2.398.655
       ----------------------------------------------------------------------------------------------------
       Negative goodwill                        Dollars                      (865.498)          -
       ----------------------------------------------------------------------------------------------------
       Total other assets                                                  317.002.912        330.822.857
       ----------------------------------------------------------------------------------------------------
       Total assets                             Adjustable pesos             -                  -
                                                -----------------------------------------------------------
                                                Non-adjustable pesos       310.722.052        330.060.732
                                                -----------------------------------------------------------
                                                Dollars                    150.469.782        147.720.885
                                                -----------------------------------------------------------
                                                New Soles                  101.801.999         95.852.983
                                                -----------------------------------------------------------
                                                Bolivianos                   3.167.304          2.772.012
       ----------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


b)   Liabilities:

--------------------------------------------------------------------------------------------------------------------------------
                                                 Out to 90 days                               From 90 days to 1 year
--------------------------------------------------------------------------------------------------------------------------------
                                          2003                     2002                    2003                    2002
   Line          Currency        -----------------------------------------------------------------------------------------------
                                    Amount     Annual       Amount       Annual      Amount     Annual      Amount      Annual
                                     TCH$      average       TCH$       average       TCH$     average       TCH$       average
                                              interest                  interest               interest                interest
                                                rate                      rate                   rate                    rate
--------------------------------------------------------------------------------------------------------------------------------
  CURRENT
LIABILITIES
--------------------------------------------------------------------------------------------------------------------------------
Short-term       Dollars            -             -         749.198       2.80%       -             -        -               -
bank debt
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles             2.188    2.30%       -              -          -             -        -               -
--------------------------------------------------------------------------------------------------------------------------------
Long-term bank   Adjustable         -             -       7.314.036    TAB+1.4%   17.708.544   TAB+1.4%    8.726.036    TAB+1.4%
debt -           pesos
short-term
portion
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles          -             -           5.022       2.30%       -             -        -               -
--------------------------------------------------------------------------------------------------------------------------------
                 Dollars              43.024    7.00%        54.265      13.00%      388.995      7.90%      -               -
--------------------------------------------------------------------------------------------------------------------------------
Bonds -          Adjustable       18.495.909    6.85%       -              -          -             -        837.979       7.00%
short-term       pesos
portion
--------------------------------------------------------------------------------------------------------------------------------
                 Dollars           1.305.488   9.875%       -              -          -             -        478.091      9.875%
--------------------------------------------------------------------------------------------------------------------------------
Accounts         Dollars           5.361.319      -       4.707.967        -             156        -        -               -
payable
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles         1.906.470      -       2.564.095        -          -             -        -               -
--------------------------------------------------------------------------------------------------------------------------------
                 Non-adjustable $  4.715.422      -       4.635.346        -          -             -        -               -
--------------------------------------------------------------------------------------------------------------------------------
                 Bolivianos          150.804      -         -              -          -             -        -               -
--------------------------------------------------------------------------------------------------------------------------------
Documents        Dollars           1.305.572      -       1.286.873        -          -             -        -               -
payable
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles           162.626      -         139.781        -          -             -        -               -
--------------------------------------------------------------------------------------------------------------------------------
Sundries         Non-adjustable $    942.926      -         772.696        -           7.147       -         -               -
payable
--------------------------------------------------------------------------------------------------------------------------------
                 Dollars            -             -         -              -          -             -        -               -
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles           569.879      -         908.543        -          -             -        -               -
--------------------------------------------------------------------------------------------------------------------------------
                 Bolivianos         -             -         126.949        -          -             -        -               -
--------------------------------------------------------------------------------------------------------------------------------
Intercompany     Non-adjustable $  1.517.347      -       1.600.936        -          -             -        254.369         -
documents and
accounts
payable
--------------------------------------------------------------------------------------------------------------------------------
                 Dollars           3.939.323      -       1.439.595        -          -             -        702.297         -
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles          -             -         -              -          -             -        -               -
--------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


--------------------------------------------------------------------------------------------------------------------------------
                                                  Out to 90 days                              From 90 days to 1 year
--------------------------------------------------------------------------------------------------------------------------------
                                          2003                     2002                    2003                    2002
   Line          Currency        -----------------------------------------------------------------------------------------------
                                    Amount     Annual       Amount       Annual      Amount     Annual      Amount      Annual
                                     TCH$      average       TCH$       average       TCH$     average       TCH$       average
                                              interest                  interest               interest                interest
                                                rate                      rate                   rate                    rate
--------------------------------------------------------------------------------------------------------------------------------
  CURRENT
LIABILITIES
--------------------------------------------------------------------------------------------------------------------------------
Provisions       Adjustable $       -             -         -             -             -           -         58.980         -
--------------------------------------------------------------------------------------------------------------------------------
                 Non-adjustable $  1.219.348      -       1.133.460       -        1.594.082        -      1.693.442         -
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles         3.390.252      -       3.228.260       -             -           -          -             -
--------------------------------------------------------------------------------------------------------------------------------
                 Bolivianos        1.347.513      -       1.223.057       -             -           -          -             -
--------------------------------------------------------------------------------------------------------------------------------
                 Dollars            -             -           5.498       -             -           -          -             -
--------------------------------------------------------------------------------------------------------------------------------
Withholdings     Non-adjustable $  1.767.018      -       1.855.835       -             -           -          -             -
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles         1.827.550      -       1.763.026       -             -           -          -             -
--------------------------------------------------------------------------------------------------------------------------------
                 Bolivianos          915.315      -         763.961       -             -           -          -             -
--------------------------------------------------------------------------------------------------------------------------------
Other current    Dollars            -             -         -             -             -           -          -             -
liabilities
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles           707.428      -         -             -             -           -          -             -
--------------------------------------------------------------------------------------------------------------------------------
                 Non-adjustable $     10.028      -          75.801       -              872        -         75.802         -
--------------------------------------------------------------------------------------------------------------------------------
Total current    Non-adjustable $ 10.172.089      -      10.074.074       -        1.602.101        -      2.023.643         -
liabilities
--------------------------------------------------------------------------------------------------------------------------------
                 Adjustable $     18.495.909      -       7.314.036       -       17.708.544        -      9.622.995         -
--------------------------------------------------------------------------------------------------------------------------------
                 Dollars          11.954.726      -       8.243.396       -          389.151        -      1.180.358         -
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles         8.566.393      -       8.608.727       -             -           -          -             -
--------------------------------------------------------------------------------------------------------------------------------
                 Bolivianos        2.413.632      -       2.113.967       -             -           -          -             -
--------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


   As of March 31, 2003:

--------------------------------------------------------------------------------------------------------------------------------
   Line          Currency             1 to 3 years           3 to 5 years          5 to 10 years            More than 10 years
--------------------------------------------------------------------------------------------------------------------------------
                                   Amount      Annual      Amount     Annual       Amount     Annual      Amount       Annual
                                    TCH$      average       TCH$     average        TCH$     average       TCH$       average
                                              interest               interest                interest                 interest
                                                rate                   rate                    rate                     rate
--------------------------------------------------------------------------------------------------------------------------------
 LONG-TERM
LIABILITIES
--------------------------------------------------------------------------------------------------------------------------------
Bank debt        Adjustable $     26.132.405  TAB+1.4%        -            -        -            -        -               -
--------------------------------------------------------------------------------------------------------------------------------
                 Dollars             510.836     7.90%   36.578.000  Libor+2.5%     -            -        -               -
--------------------------------------------------------------------------------------------------------------------------------
Bonds            Adjustable $       -               -         -            -        -            -      26.098.498       6.85%
--------------------------------------------------------------------------------------------------------------------------------
                 Dollars            -               -   108.119.198      9.875%     -            -        -               -
--------------------------------------------------------------------------------------------------------------------------------
Long-term        Non-adjustable $    522.045        -        50.065        -       68.047        -         375.947        -
provisions
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles          -               -         -            -        -            -        -               -
--------------------------------------------------------------------------------------------------------------------------------
                 Bolivianos         -               -     1.115.452        -        -            -        -               -
--------------------------------------------------------------------------------------------------------------------------------
Long-term        Non-adjustable $   -               -         -            -        -            -        -               -
deferred tax
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles         7.532.003        -         -            -        -            -        -               -
--------------------------------------------------------------------------------------------------------------------------------
Other            Adjustable $        571.312        -       380.874        -      698.270        -        -               -
long-term
liabilities
--------------------------------------------------------------------------------------------------------------------------------
                 Non-adjustable $  1.674.778        -        12.065        -       66.032        -       2.337.036        -
--------------------------------------------------------------------------------------------------------------------------------
                 Dollars            -               -         -            -        -            -        -               -
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles         1.353.105        -        40.588        -       30.655        -        -               -
--------------------------------------------------------------------------------------------------------------------------------
                 Bolivianos         -               -     1.134.969        -        -            -        -               -
--------------------------------------------------------------------------------------------------------------------------------
Total            Adjustable $     26.703.717        -       380.874        -      698.270        -      26.098.498        -
long-term
liabilities
--------------------------------------------------------------------------------------------------------------------------------
                 Non-adjustable $  2.196.823        -        62.130        -      134.079        -       2.712.983        -
--------------------------------------------------------------------------------------------------------------------------------
                 Dollars             510.836        -   144.697.198        -        -            -        -               -
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles         8.885.108        -        40.588        -       30.655        -        -               -
--------------------------------------------------------------------------------------------------------------------------------
                 Bolivianos         -               -     2.250.421        -        -            -        -               -
--------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of March 31, 2002:


--------------------------------------------------------------------------------------------------------------------------------
   Line          Currency             1 to 3 years            3 to 5 years           5 to 10 years         More than 10 years
--------------------------------------------------------------------------------------------------------------------------------
                                   Amount      Annual      Amount      Annual       Amount      Annual     Amount      Annual
                                    TCH$      average       TCH$      average        TCH$      average      TCH$      average
                                              interest                interest                 interest               interest
                                                rate                    rate                     rate                   rate
--------------------------------------------------------------------------------------------------------------------------------
 LONG-TERM
LIABILITIES
--------------------------------------------------------------------------------------------------------------------------------
Bank debt        Adjustable $     34.904.143  TAB+1.4%    8.726.037    TAB+1.4%        -           -         -             -
--------------------------------------------------------------------------------------------------------------------------------
                 Dollars             357.431    13.00%       85.101      13.00%        -           -         -             -
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles          -               -        -             -           -           -         -             -
--------------------------------------------------------------------------------------------------------------------------------
Bonds            Adjustable $     47.833.472     6.85%        -             -          -           -      26.144.481    6,85%
--------------------------------------------------------------------------------------------------------------------------------
                 Dollars            -               -   102.190.805      9.875%        -           -         -             -
--------------------------------------------------------------------------------------------------------------------------------
Long-term        Non-adjustable $    296.955        -       229.553        -         162.119       -         365.647       -
deferred tax
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles         8.636.856        -        -             -          -            -         -             -
--------------------------------------------------------------------------------------------------------------------------------
Long-term        Non-adjustable $    730.233        -        53.934        -          72.712       -          47.300       -
provisions
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles          -               -        -             -          -            -         -             -
--------------------------------------------------------------------------------------------------------------------------------
                 Bolivianos         -               -       822.103        -          -            -         -             -
--------------------------------------------------------------------------------------------------------------------------------
Other long-term  Non-adjustable $    530.851        -         2.165        -         113.907       -       2.522.090       -
liabilities
--------------------------------------------------------------------------------------------------------------------------------
                 Adjustable $        625.333        -       416.985        -       1.042.149       -         -             -
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles         1.586.401        -        -             -          -            -         -             -
--------------------------------------------------------------------------------------------------------------------------------
                 Bolivianos         -               -     1.389.778        -          -            -         -             -
--------------------------------------------------------------------------------------------------------------------------------
Total long-term  Adjustable $     83.362.948        -     9.143.022        -       1.042.149       -      26.144.481       -
liabilities
--------------------------------------------------------------------------------------------------------------------------------
                 Non-adjustable $  1.558.039        -       285.652        -         348.738       -       2.935.037       -
--------------------------------------------------------------------------------------------------------------------------------
                 Dollars             357.431        -   102.275.906        -          -            -         -             -
--------------------------------------------------------------------------------------------------------------------------------
                 New Soles        10.223.257        -        -             -          -            -         -             -
--------------------------------------------------------------------------------------------------------------------------------
                 Bolivianos         -               -     2.211.881        -          -            -         -             -
--------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

33.  Sanctions:

No sanctions have been applied to the Parent Company, its subsidiaries, their directors or managers by the Superintendency of Securities and Insurance or other administrative authorities.

34.  Research and Development Expenses:

As of March 31, 2003 and 2002, neither the Parent Company nor its Subsidiaries had made disbursements for research and development as defined in Circular No. 981 of the Superintendency of Securities and Insurance.

35.  Board Compensation:

The Parent Company and its subsidiaries made payments of allowances and compensation to Directors amounting to TCH$80.557 in 2003 and TCH$84.698 in 2002.

36.  Material Events

Coca-Cola Embonor S.A.

1.   Regular General Shareholders Meeting

A Regular General Shareholders Meeting was held by Coca-Cola Embonor S.A. on April 28, 2003. The purpose was:

a) to approve the Annual Report, General Balance Sheet and Financial Statements for the fiscal year running from January 1, 2002 to December 31, 2002;

b) to discuss the results in the 2002 fiscal year;

c) to appoint the external auditors for the 2003 fiscal year;

d) to decide on the compensation of the Board of Directors for the 2003 fiscal year;

e) to report on Board resolutions relative to the transactions listed in Article 44 of the Companies Law occurring after the last Shareholders Meeting;

f) to decide on the newspaper in which notices will be published of upcoming Regular or Special General Shareholders Meetings, if pertinent;

g) to decide on the 2003 dividend policy;

h) to set the compensation of the Directors Committee and its expense budget;

i) to hear and analyze, in general, any matter relating to the management and administration of the corporate business and to adopt the resolutions deemed convenient that are within the purview of the Regular General Shareholders Meeting according to the By-Laws and Governing Law.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


2. The Company Board of Directors was elected for two years as follows:

         Regular members
         ---------------
         Hernan Vicuna Reyes
         Manuel Antonio Tocornal Astoreca
         Diego Hernan Vicuna Garcia-Huidobro
         Jorge Lesser Garcia Huidobro
         Glenn Jordan Schoenbohm
         Leonidas Vial Echeverria
         Mariano Rossi Rosales

         Alternate members
         -----------------
         Juan Mackena Iniguez
         Arturo Garnham Bravo
         Jose Tomas Errazuriz Grez
         Eugenio Tagle Barriga
         Rodrigo Romero Cabezas
         Jose Miguel Barros v.H.t.W.
         Gerardo Beramendi


37.  Subsequent events

There are no other material subsequent events as of March 31, 2003 to the date of preparation of these financial statements that affect or will affect the assets, liabilities and/or results of the Parent Company and its Subsidiaries.


38.  The Environment

The Parent Company and its Subsidiaries have developed the following environmental protection projects. The expenses of those projects are shown below:

Concept                                Budgeted                   Spent
                                          TCH$                     TCH$
Effluent Treatment                         304.109                  116.585
Operating Cost                             114.775                  -
                                 ---------------------        -----------------
Total                                      418.884                  116.585
                                 ---------------------        -----------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


                              EXPLANATORY ANALYSIS


I) Years ended 2003 vs. 2002

The consolidated sales volume was 48.7 million unit cases, which represents a 3.0% increase compared to the previous year. Broken down by country, the sales volume decreased 0.7% in Chile, increased 3.7% in Peru and 12.1% in Bolivia. Operating revenue rose 0.3% on a consolidated level to a total of TCH$64.755.975 (MUS$88.517,7). Operating profit declined 17.3% to a total of TCH$6.687.276 on a consolidated level (MUS$9.141,1), which represents 10.3% of revenues compared to 12.5% in the previous year, due fundamentally to a drop in unit sales prices in the Chile, Peru and Bolivia franchises. During the year ending March 31, 2002, the operating cash flow was TCH$11.673.770 (MUS$15.957,4) (operating profit
(loss) + depreciation), a decrease of 10.2% compared to the previous year, which accounts for 18.0% of consolidated revenues. There was a non-operating loss of TCH$7.017.728 (MUS$9.592,8) compared to a loss of TCH$11.538.786 in the previous year. The decrease in the non-operating loss is due primarily to the increase in financial income and decrease in financial expenses and other non-operating expenses. The non-operating loss in 2003 included a goodwill amortization of TCH$4.549.134, which does not represent cash flows.

There was a net loss of TCH$257.355, which compares to the net loss of TCH$4.271.560 in 2002.

Chilean Operations

In Chile, the physical sales volume decreased by 0.7%. This impact was also transferred to sales revenue, which totaled TCH$31.586.625 (MUS$43.177,1), or a decline of 3.5% compared to the previous year. Operating profit totaled TCH$4.724.401 (MUS$6.458,0), which is a decrease of 3.4% compared to the previous year. The operating profit accounts for 15.0% of revenues from this operation. Operating cash flow (operating profit + depreciation) in the Chilean operation totaled TCH$6.580.808 (MUS$8.995,6), which represents 20.8% of revenues compared to 20.9% in the previous year.

Peruvian Operations

In Peru, physical sales rose 3.7% compared to the previous year. Net revenues totaled TCH$24.958.299 (MUS$34.116,5), which represents a 2.5% increase in relation to 2002. The operating profit was TCH$1.558.335 (MUS$2.130,2) and the operating cash flows (operating profit + depreciation) was TCH$3.773.325 (MUS$5.158,0), which accounts for 15.1% of revenues compared to 19.7% in the previous year.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Bolivian Operations

In Bolivia, physical sales rose 12.1% with respect to the previous year. Net revenues totaled TCH$8.211.051 (MUS$11.224,0), which represents a 10.0% increase in relation to 2002. Operating profit totaled TCH$404.540 (MUS$553,0) and the operating cash flows (operating profit + depreciation) was TCH$1.319.637 (MUS$1.803,9), which accounts for 16.1% of revenues in comparison to 16.6% in the previous year.

Financial economic indicators

The principal financial-economic indicators related to the consolidated financial statements as of March 31, 2003 and 2002 are shown below:

------------------------------------------------- --------------------- ---------------------
Concepts                                                  2003                  2002
------------------------------------------------- --------------------- ---------------------
------------------------------------------------- --------------------- ---------------------
Liquidity
------------------------------------------------- --------------------- ---------------------
Current assets                                              71.670.746            70.659.504
------------------------------------------------- --------------------- ---------------------
Current liabilities                                         71.302.545            49.181.196
------------------------------------------------- --------------------- ---------------------
Liquidity                                                         1.01                  1.44
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Acid ratio
------------------------------------------------- --------------------- ---------------------
Current assets - Inventories                                59.994.255            60.773.197
------------------------------------------------- --------------------- ---------------------
Current liabilities                                         71.302.545            49.181.196
------------------------------------------------- --------------------- ---------------------
Acid ratio                                                        0.84                  1.24
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Debt ratio
------------------------------------------------- --------------------- ---------------------
Current liabilities + Long-term liabilities                286.704.725           289.069.737
------------------------------------------------- --------------------- ---------------------
Equity + Minority interest                                 279.456.412           287.336.875
------------------------------------------------- --------------------- ---------------------
Debt ratio                                                        1.03                  1.01
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Current liabilities/Total debt                                  27.87%                17.01%
------------------------------------------------- --------------------- ---------------------
Long-term debt/Total debt                                       75.13%                82.99%
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Financial expenses coverage
------------------------------------------------- --------------------- ---------------------
EBIT+FE-FI+A+D+OIE+PLR-Loss in Related Companies            11.685.659            13.268.756
------------------------------------------------- --------------------- ---------------------
Net financial expenses                                       1.629.623             4.615.584
------------------------------------------------- --------------------- ---------------------
Coverage                                                          7.17                  2.87
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
ACTIVITY
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Total assets
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Inventories rotation
------------------------------------------------- --------------------- ---------------------
Cost of sales                                               39.501.866            38.348.249
------------------------------------------------- --------------------- ---------------------
Average inventories                                         10.781.399            10.350.506
------------------------------------------------- --------------------- ---------------------
Inventories rotation                                             14.66                 14.82
------------------------------------------------- --------------------- ---------------------
Concepts                                                  2003                  2002
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Inventory turnover in days
------------------------------------------------- --------------------- ---------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


------------------------------------------------- --------------------- ---------------------
Average inventories                                         10.781.399            10.350.506
------------------------------------------------- --------------------- ---------------------
Cost of sales                                               39.501.866            38.348.249
------------------------------------------------- --------------------- ---------------------
Inventory turnover in days                                       24.56                 24.29
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Net sales
------------------------------------------------- --------------------- ---------------------
Chile                                                       31.586.625            32.719.084
------------------------------------------------- --------------------- ---------------------
Peru                                                        24.958.299            24.345.386
------------------------------------------------- --------------------- ---------------------
Bolivia                                                      8.211.051             7.465.576
------------------------------------------------- --------------------- ---------------------
Consolidated                                                64.755.975            64.530.047
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Sales in thousand unit cases
------------------------------------------------- --------------------- ---------------------
Chile                                                           19.400                19.528
------------------------------------------------- --------------------- ---------------------
Peru                                                            22.426                21.637
------------------------------------------------- --------------------- ---------------------
Bolivia                                                          6.888                 6.145
------------------------------------------------- --------------------- ---------------------
Consolidated                                                    48.714                47.310
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Cost of sales
------------------------------------------------- --------------------- ---------------------
Chile                                                       19.695.623            20.072.000
------------------------------------------------- --------------------- ---------------------
Peru                                                        14.655.778            13.655.222
------------------------------------------------- --------------------- ---------------------
Bolivia                                                      5.150.465             4.621.027
------------------------------------------------- --------------------- ---------------------
Consolidated                                                39.501.866            38.348.249
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Operating Income                                             6.687.276             8.081.136
------------------------------------------------- --------------------- ---------------------
Financial expenses                                         (4.232.024)           (4.944.223)
------------------------------------------------- --------------------- ---------------------
Non-operating income                                       (7.017.728)          (11.538.786)
------------------------------------------------- --------------------- ---------------------
EBITDA                                                      11.685.659            13.268.756
------------------------------------------------- --------------------- ---------------------
Income (loss) before income taxes                            (330.452)           (3.457.650)
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Profitability
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Return on Equity
------------------------------------------------- --------------------- ---------------------
Income (loss) net                                            (257.355)           (4.271.560)
------------------------------------------------- --------------------- ---------------------
Average equity                                             224.803.885           232.209.352
------------------------------------------------- --------------------- ---------------------
Return on equity                                                -0.11%                -1.84%
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Return on Assets
------------------------------------------------- --------------------- ---------------------
Income (loss) net                                            (257.355)           (4.271.560)
------------------------------------------------- --------------------- ---------------------
Average assets                                             527.940.550           545.336.172
------------------------------------------------- --------------------- ---------------------
Return on Assets                                                -0.05%                -0.78%
------------------------------------------------- --------------------- ---------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


------------------------------------------------- --------------------- ---------------------
Concepts                                                  2003                  2002
------------------------------------------------- --------------------- ---------------------
------------------------------------------------- --------------------- ---------------------
Average operating assets                                   211.446.053           208.835.304
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Return on average operating assets                              -0.12%                -2.05%
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Income (loss) per share
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Income (loss) net                                            (257.355)           (4.271.560)
------------------------------------------------- --------------------- ---------------------
Number of subscribed and paid-in shares                    510.853.230           510.853.230
------------------------------------------------- --------------------- ---------------------
Income (loss) per share                                          -0.50                 -8.36
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Dividend return:
------------------------------------------------- --------------------- ---------------------
Series A
------------------------------------------------- --------------------- ---------------------
Dividends paid in year/No. of shares in series                    0.00                  0.00
------------------------------------------------- --------------------- ---------------------
Closing price of share                                             155                   220
------------------------------------------------- --------------------- ---------------------
Dividend return                                                  0.00%                 0.00%
------------------------------------------------- --------------------- ---------------------

------------------------------------------------- --------------------- ---------------------
Series B
------------------------------------------------- --------------------- ---------------------
Dividends paid in year/No. of shares in series                    0.00                  0.00
------------------------------------------------- --------------------- ---------------------
Closing price of share                                             165                   259
------------------------------------------------- --------------------- ---------------------
Dividend return                                                  0.00%                 0.00%
------------------------------------------------- --------------------- ---------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


II.  Analysis of Balance Sheet

As of  March 31,
                                                 2003               2002            Variations        Variations%
                                                 TCH$               TCH$               TCH$
Current assets                                    71.670.746         70.659.504          1.011.242             1.43
Property, plant and equipment                    177.487.479        174.924.251          2.563.228             1.47
Other assets                                     317.002.912        330.822.857       (13.819.945)            -4.18
                                           ------------------ ------------------ ------------------ ----------------
Total Assets                                     566.161.137        576.406.612       (10.245.475)            -1.78
                                           ------------------ ------------------ ------------------ ----------------

Current liabilities                               71.302.545         49.181.196         22.121.349            44.98
Long-term liabilities                            215.402.180        239.888.541       (24.486.361)           -10.21
Minoritary interest                               54.008.684         51.501.401          2.507.283             4.87
Equity                                           225.447.728        235.835.474       (10.387.746)            -4.40
                                           ------------------ ------------------ ------------------ ----------------
Total liabilities and equity                     566.161.137        576.406.612       (10.245.475)            -1.78
                                           ------------------ ------------------ ------------------ ----------------


Current assets decreased by TCH$1.011.242 due mainly to the decrease in financial investment and recoverable taxes and increase in the inventory due mainly to a rise in sales of unit cases. Moreover, there was a rise of TCH$22.121.349 in current liabilities. This increase in current liabilities is explained by the transfer to the short term of part of the principal under the syndicated loan and Chilean bonds series A owed by the Company, which must be paid during 2003. This change results in a decrease in the Company's liquidity ratio, which went from 1.44 to 1.01.

Inventory turnover went from 14.82 to 14.66 and inventory was maintained in 24 days. The ratio of consolidated existing US debt to equity plus minority interest rose from 1.01 to 1.03 given the increase, in pesos, of dollar debt and the drop in equity due to the loss for the year.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


III. Analysis of Book Values and the Economic Value of Assets

The following is noted regarding the principal assets of the company and its subsidiaries:

(a) Given the high turnover of items, the book values of working capital represent their market prices.

(b) The fixed assets of domestic companies are shown at their acquisition price, after price-level restatement. The book values of the property plant and equipment of Embonor S.A. do not differ from their market values. The property plant and equipment of foreign companies are appraised according to the provisions in Technical Bulletin No. 64 of the Chilean Accountants Association. It was determined at the time of acquisition that the book values were distinct to the market prices, so the property plant and equipment were adjusted to their market price based on external appraisals. The book values do not at this time differ from market prices.

All property plant and equipment considered dispensable are valued at the respective sale prices. The capacity of these fixed assets to generate flows has also been evaluated, and cover the cost of depreciation during their remaining useful life.

(c) The stock investments by the Company in companies in which it has a significant influence have been valued according to the equity method (VPP). The Company's equity income was recognized on an accrual basis. Unrealized income on transactions between related companies has been eliminated.

(d) The goodwill arising from the differences between the equity value of the investment and the value paid on the date of purchase of the investments is shown at the acquisition price, after price-level restatement, and amortized in a period of 20 years according to Circular No. 1.358 of the Superintendency of Securities and Insurance.

In summary, the assets are shown according to generally accepted accounting principles and instructions issued by the Superintendency of Securities and Insurance. Therefore, these amounts do not exceed their net market values.


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


Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


IV.  Analysis of the Principal Components of Cash Flow.

Summary Consolidated Statements of Cash Flow
For the year ending March 31,

                                                       2003               2002          Variations        Variations
                                                       TCH$               TCH$             TCH$               %
Net Cash flow from operating activities
                                                         1.790.559       1.539.957         250.602          14.00%
Net Cash flow from finance activities                    1.996.527       1.000.499         996.028          49.89%
Net Cash flow from investment activities
                                                       (3.169.292)     (3.292.620)         123.328           3.89%
                                                 ------------------ --------------- --------------- ---------------
Total Net cash flow for the period                         617.794       (752.164)       1.369.958         182.14%
                                                 ------------------ --------------- --------------- ---------------

The Company and its subsidiaries reported a positive net cash flow of TCH$617.794 during the year ended as of March 31, 2003, a positive variation of TCH$1.369.958 compared to the previous year. This net cash flow can be broken down as follows:

Operating activities generated a positive flow of TCH$1.790.559, which is greater by TCH$250.602 than the one generated in the same period in the previous year. The difference is due mainly to increase of financial income and decrease in VAT and other similar taxes paid.

Financing generated a positive flow of TCH$1.996.527, which meant a positive change of TCH$996.028 compared to the previous year. The difference stems principally from the increase in other sources of financing.

Investment activities resulted in a negative flow of TCH$3.169.292, which is TCH$123.328 lower than the investment flow in 2002. This variation is principally the result of decrease of loans to related companies.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


V.   Analysis of Market Risk

The Company's business environment is subject, principally, to three types of risks:

a) Interest rate: as of March 31, 2003, 65.7% of the long-term debt of the Company was structured through fixed interest rates. The remaining 34.3% is comprised of a variable interest rate scheme called Libor and Tab (Average Base
Rate). These are the rates offered by banks on the national and international interbank market.

b) Foreign currency exchange rate: as of March 31, 2003, approximately 62.4% of the total interest-bearing debt of the Company was exposed to exchange fluctuations between Chilean pesos and U.S. Dollars. The remaining 37.6% is denominated in unidades de fomento and is therefore not subject to exchange rate risk.

c) The purchase of raw materials: the Company's bottling contracts with the Coca-Cola Company restrict the sources of supply of some raw materials, which could increase the Company's costs and affect its operation as a result.


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